UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                          .

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to                          .

Commission File Number [                        ]

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Offshore Systems International Ltd.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

107-930 West 1st Street
North Vancouver, British Columbia, Canada V7P 3N4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, No Par Value, Fully Paid and Non Assessable Common Shares without Par Value	Toronto Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable.

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2001: 24,694,549 shares of Common Stock, no par value and 58,326 shares of Preferred A Convertible Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes  ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☒  Item 18

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

A.    Directors and senior management.

The following are the names and positions of the directors and senior management of Offshore Systems International Ltd. (the “Company”). Each director and officer may be reached by contacting our corporate headquarters at 107-930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4.

Name	Position
Raymond Johnston	Director, Chairman
John A. Jacobson	Director, President and Chief Executive Officer
Brian E. Walsh	Director
Tony Pezzotti	Director
Helmut F. Lobmeier	Director
Capt. Walter P. Purio	Director
Andrew Carniel	Corporate Secretary/Vice President Business Development
Kenneth Kirkpatrick	Vice President Operations
John Sentjens	Corporate Controller

B.    Advisers.

Not applicable.

C.    Auditors.

The Company’s independent auditors are PricewaterhouseCoopers LLP, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1L3. PricewaterhouseCoopers LLP has been the Company’s independent auditors for the preceding three years.

PricewaterhouseCoopers LLP is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.    Selected financial data.

The following selected consolidated financial data as of November 30, 2000 and 2001 and for the years ended November 30, 2000 and 2001 has been derived from the Company’s audited Consolidated Financial Statements, which are included elsewhere herein, and was prepared in accordance with U.S. generally accepted accounting principles (GAAP). The selected consolidated financial data as of November 30, 1997, 1998 and 1999 and for the years ended November 30, 1997, 1998 and 1999 has been derived from unaudited historical consolidated financial information, prepared by management from the audited historical financial statements. These statements were prepared in accordance with Canadian GAAP for those dates and periods and adjusted by management for material differences between Canadian and U.S. GAAP. The selected consolidated financial data as of February 28, 2002 and for the periods ended February 28, 2001 and 2002 has been derived from unaudited consolidated financial information prepared by management. The information should be read in conjunction with the Consolidated Financial Statements and Notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”).

Offshore Systems International Ltd.

Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	For the three months ended February 28,		For the year ended November 30,
	2002	2001	2001	2000	1999	1998	1997
Revenue	$3,278,886	$1,889,364	$7,909,713	$5,651,665	$7,291,619	$7,642,752	$7,771,281
Direct costs	$1,602,137	$857,087	$3,333,358	$1,364,053	$4,010,649	$6,277,390	$4,552,855
Gross profit	$1,676,739	$1,032,277	$4,576,355	$4,287,612	$3,280,970	$1,365,362	$3,218,426
Expenses	$1,472,811	$998,549	$4,205,916	$4,122,027	$5,503,620	$6,098,151	$3,489,179
Earnings (loss) from continuing operations before income taxes	$203,928	$33,728	$370,439	$165,585	$(2,222,650)	$(4,732,789)	$(270,753)
Income taxes (recovery)	$(97,990)	$—	$(227,300)	$—	$—	$—	$—
Earnings (loss) from continuing operations	$301,918	$33,728	$597,739	$165,585	$(2,222,650)	$(4,732,789)	$(270,753)
Earnings (loss) from discontinued operations	$—	$—	$—	$(316,673)	$141,732	$167,477	$117,287
Net Earnings (loss) for the period	$301,918	$33,728	$597,739	$(151,088)	$(2,080,918)	$(4,565,312)	$(153,466)
Earnings (loss) per share from continuing operations	$0.01	$0.00	$0.03	$0.01	$(0.11)	$(0.21)	$(0.01)
Earnings (loss) per share	$0.01	$0.00	$0.03	$(0.01)	$(0.09)	$(0.20)	$(0.01)
Diluted earnings (loss) per share from continuing operations	$0.01	$0.00	$0.02	$0.01	anti-dilutive	anti-dilutive	anti-dilutive
Diluted earnings (loss) per share	$0.01	$0.00	$0.02	$(0.01)	anti-dilutive	anti-dilutive	anti-dilutive

Offshore Systems International Ltd.

Selected Consolidated Financial Information
Consolidated Balance Sheet Data

	As at February 28, 2002	As at November 30,
		2001	2000	1999	1998	1997
Working capital	$3,093,961	$2,923,207	$1,871,000	$1,153,711	$2,719,329	$7,572,861
Total assets	$8,018,551	$7,353,509	$4,713,296	$7,673,785	$7,371,658	$11,335,269
Total liabilities	$3,668,539	$3,470,589	$1,913,235	$5,676,438	$3,285,499	$2,759,471
Net assets	$4,350,012	$3,882,920	$2,800,061	$1,997,347	$4,086,159	$8,575,798
Capital Stock	$18,715,385	$18,554,063	$17,842,869	$17,243,855	$17,223,235	$17,181,054
Outstanding shares—basic	24,742,393	23,842,549	23,050,201	22,672,628	22,672,628	22,661,493
Outstanding shares—diluted	27,020,592	25,534,940	24,526,875	26,513,070	24,970,544	25,245,299

The Company has not declared or paid any dividends during the periods indicated.

Currency and Exchange Rates

Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York):

On June 24, 2002, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = $ 1.5166 Canadian.

All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended November 30, 1997	1.3844
Year Ended November 30, 1998	1.4804
Year Ended November 30, 1999	1.4905
Year Ended November 30, 2000	1.4834
Year Ended November 30, 2001	1.5441

	High Rate	Low Rate
January 2002	1.6128	1.5899
February 2002	1.6112	1.5885
March 2002	1.5958	1.5767
April 2002	1.5995	1.5632
May 2002	1.5708	1.5275
June 2002	1.5499	1.5108

All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

B.    Capitalization and indebtedness.

The table below sets forth the Company’s total indebtedness and capitalization as of May 31, 2002. You should read this table in conjunction with the consolidated financial statements and accompanying notes

Offshore Systems International Ltd.

Capitalization and indebtedness
At May 31, 2002

Current debt	0
Long term debt	0

Total Debt	0

Shareholders’ equity
Capital stock	18,814,491
Warrants	5,450
Additional Paid-in Capital	299,404
Accumulated foreign exchange adjustment	110,800
Deficit	(14,472,038)

Total shareholders’ equity	4,758,107

Total capitalization	4,758,107

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

An investment in our common shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating us and our business.

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favor of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:

•	changes in procurement policies;

•	budget considerations;

•	changing concepts of national defense; and

•	political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the United States, Canadian and Danish governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.

Approximately 48%, 28% and 12% of our revenue in fiscal 2001 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In fiscal 2001, approximately 65%, of our revenue was from international customers, including governmental customers: 52% from the United States and 13% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:

•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of using foreign representatives and consultants;

•	imposition of tariffs or embargoes, export controls and other trade restrictions; and

•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defense industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our market;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and

•	manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:

•	the volume and timing of product orders received and delivered;

•	levels of product demand;

•	government spending patterns;

•	the timing of contract receipt and funding;

•	our ability and the ability of our key suppliers to respond to changes in customer orders;

•	the timing of our new product introductions and our competitors’ new product introductions;

•	the cost and availability of components and subsystems;

•	price erosion;

•	the adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	regulatory developments.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new senior management personnel;

•	improve our licensing models and procedures;

•	hire, train and retain qualified employees;

•	control expenses;

•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

Item 4.     Information on the Company

A.    History and development of the Company.

The Company

The Company was incorporated in Canada under British Columbia’s Company Act on June 10, 1987, under the name “Kappa Resource Corporation.” On April 23, 1990, the Memorandum of the Corporation was altered to designate 10,000,000 of the 100,000,000 authorized Class “A” Preference Shares as Class “A” Preference Shares Series A Convertible and to change the name of the Company to “Offshore Systems International Ltd.” The address of the Company’s principal place of business is 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4, and its telephone number at that address is 604-904-4600.

Subsidiaries

The Company presently has four wholly-owned subsidiaries: Offshore Systems Ltd. (“OSL”), incorporated under the Company Act of British Columbia on February 18, 1990; Offshore Systems International, Inc. (“OSII”), incorporated under the laws of Washington State on September 15, 1992; Offshore Charts Ltd. (“OCL”), incorporated under the Business Corporations Act of Yukon Territory on March 20, 1998 and Offshore Survey and Positioning Services Ltd. (“OSPS”), incorporated under the Company Act of British Columbia on November 16, 1977. The Company’s electronic chart display business activities are carried on through OSL. Its production, sale and marketing of digital navigational charts is conducted through OCL. OSII and OSPS are currently inactive and have no material assets.

The Company’s registered agent in Canada is Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and in the United States is CT Corporation System, located at 1633 Broadway, New York, New York 10019. The Company also has a registered agent in Washington State, Ryan, Swanson & Cleveland, PLLC for the United States subsidiary, Offshore Systems International Inc.

History

1977	—The Company incorporated in the name of Offshore Survey & Positioning Services Ltd.

1979	—Development of the First Precise Navigation System (“PNS”).

1980	—Development of PNS completed.

—PINS installed in the Arctic for CANMAR, a division of Dome Petroleum for Oil Exporation in the Beaufort Sea.

1984	—Introduction of Precise Integrated Navigation System 9000 (“PINS 9000”).

1985	—First commercial sale of PINS 9000 aboard the 587-foot Caribou, Canada’s then largest ferry operating in the Cabot Strait Crossing between Newfoundland and Nova Scotia.

1986	—Development of Sonar Tracking And Navigation System (“STANS”) for US Navy Deep Submergence Rescue Vehicle (“DSVR”), Submarine Rescue Operations and surface ship tracking.

1987	—Kappa Resource Corporation incorporated.

—Completion of STANS development and installation of system.

1989	—Development of Shore based Tracking and Control Subsystem (“STCS”) for US Navy Southeast Alaska Acoustic Measurement Facility (“SEAFAC”), Boehm Canal.

1990	—Canadian subsidiary, Offshore Systems Ltd., incorporated and the net assets of OSPS transferred to it. OSPS became an inactive company.

—Company listed on Vancouver Stock Exchange through a reverse take-over of Kappa Resource Corporation. At that time, the Company changed its name to Offshore Systems International Ltd.

1991	—Introduced Electronic Chart Precise Integrated Navigation System (“ECPINS®”) Versa Module Europe (VME) 1.0 software release.

—Installation of STCS on the Boehm Canal, Alaska.

—ECPINS® selected by US Coast Guard for evaluation of International Maritime Organization/International Hydrographic Organization Performance Standards Human Engineering Tests.

1992	—The Company was selected by Canadian Hydrographic Service for Electronic Chart Pilot Project.

—U.S. subsidiary Offshore Systems International Inc. incorporated.

1993	—Company listed on Toronto Stock Exchange.

—Provision of ECPINS® system for the Canadian Navy Maritime Coastal Defense Vessel (“MCDV”) project.

—Completion of prototype ECPINS®-Floating Aids Positioning & Status Monitoring System (“FAPSM”).

—VME 1.3 software release.

1994	—Contracted to United States Coast Guard for the supply of a fully integrated ECPINS®-Aids to Navigation (“ECPINS®-ATON”) .

1995	—VME 1.4 software release.

1996	—ECPINS® Tactical Consul (“TACCON”) software release.

1997	—ECPINS®-ATON 1.0 software release.

1998	—Canadian subsidiary, Offshore Charts Ltd. incorporated.

—Development of Extended Line Of Sight (“ELOS”) system.

—ECPINS®- New Generation (“NG”) 2.0 software release.

—ECPINS®- NG 3.0 software release.

1999	—Selected as standard navigation system for Canadian Navy.

—ECPINS® 3.11 software release.

2000	—Voluntary withdrawal of our listing on the Vancouver Stock Exchange.

—Development of Buoy Tender land based support facility.

—VME 2.1 software release.

—Shipborne Integrated Navigation Systems Tactical Display (“SHINSTAD”) software release.

—Received British Admiralty Raster Chart Service (“ARCS”) certification.

2001	—ECPINS®-M system for evaluation by SMARTSHIP program.

—ECPINS® 4.0 software release.

—ECPINS®-ATON 2.0 software release.

2002	—February ECPINS® 4.1 software release.

B.    Business overview.

General Development of the Business

The Company’s principal business is the ownership and management of two operating subsidiaries, namely, Offshore Systems Ltd. and Offshore Charts Ltd.

Offshore Systems Ltd. develops, produces and sells marine electronic chart display instruments and related products for precise positioning and navigation of ships. Offshore Charts Ltd. produces and sells electronic chart data.

The principal product of the OSL subsidiary is ECPINS® for use in the shipping industry. ECPINS® reads navigation position inputs from the ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass and the Differential Global Positioning System receiver, and displays the ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In 2001, OSL completed the introduction of the Windows NT based ECPINS-M® Military System and introduced ECPINS® for the commercial market, which replaced the ECPINS® NG Series.

With a growing market demand for high-end ECPINS® systems for military customers, OSL offers systems solutions and services to government customers, including the Canadian Navy, the Canadian Coast Guard, the United States Coast Guard and the Royal Danish Navy. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS® products with systems customization, training and installation. These customers often have non-recurring engineering needs that are met by OSL’s engineering capabilities.

OCL compiles and sells electronic chart data to national chart agencies such as Canadian Hydrographic Service (“CHS”) and the National Oceanic and Atmospheric Administration (“NOAA”) for their national electronic chart inventories. OCL also provides chart services to the United States Coast Guard.

The Company recognizes revenues from the two subsidiaries in four sources: Systems and System Components, Software, Charts, and Other. Systems and system components revenues are derived from sales of navigation systems solutions and components of navigation systems solutions. Software revenues are derived from the sale of ECPINS® software. Charts revenues are generated from the sales of electronic navigation charts. Other revenue includes revenue derived from system repairs, system servicing, training and consulting.

The Company purchases computer components and other electronic hardware for assembly into its navigation systems. These goods are available from multiple suppliers and prices are subject the normal trade practices for the industry. No raw materials are used in our products.

During the last three years there has been no major capital expenditure and no such capital expenditure is currently planned.

Principal Products

During the last three (3) years, the principal products sold by the Company are as follows:

Electronic Chart Precise Integrated Navigation System (ECPINS®)

ECPINS®, introduced in 1991, is a “real time” electronic chart display and information system. ECPINS® analyzes critical information such as the ship’s heading, speed and position and displays the ship’s position in real time on an electronic chart, as well as tracking other vessels with its optional radar overlay and Universal Automatic Identification System interfaces. In addition, ECPINS® has the ability to display unsafe water depth (soundings) and to project an “anti-grounding sector” ahead of the ship for any selected time interval which will trigger alarms if the vessel is approaching shoals, reefs or other hazards.

ECPINS® is a high-end commercial market product selling for $75,000 to $125,000. OSL also makes highly customized versions of ECPINS® for the Naval and Coast Guard markets.

In August of 2000, OSL launched the latest version of the ECPINS-M®, a new product specifically designed for the military market, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (“PC”) with a Microsoft Windows NT 4.0 operating system. ECPINS-M®, was designed to incorporate OSL’s high performance seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower price points than the original ECPINS® product. The three models are known as the ECPINS® 3000, 4000, and 5000.

We do not provide post contract support on any of our ECPINS® products. In order to upgrade, the customer must purchase the most up-to-date version at the current market price.

Electronic Charts

OCL digitizes navigation charts on a contract basis for government agencies engaged in providing electronic navigation charts such as the CHS and NOAA. OCL also sells electronic navigation charts from various national hydrographic offices and its own intellectual property inventory to commercial and government customers.

Projects

OSL, from time to time, accepts contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.

Recent Corporate Developments

February 2001:    the Company officially became a listed supplier under the U.S. General Services Administration (“GSA”) Federal Supply Schedules Program. The Company’s U.S. federal government customers can now purchase listed goods and services without the usual extensive paperwork burden associated with government procurement.

March 2001:    the Company announced that American Steamship Company was proceeding with a fleet-wide upgrade to all their ECPINS® installations. The upgrade to ECPINS®V4.0 enables their fleet to stay current with developments in the electronic charts technology, including the Company’s unique ECPINS® seamless chart display technology. It also will enable the integration of emerging technologies such as AIS capabilities.

April 2001:    the Company announced the first order from the U.S. Navy for an ECPINS-M®. The system was purchased by the U.S. Navy’s Naval Surface Warfare Center, which is chartered by the U.S. Congress to develop and procure advanced technology for the U.S. Navy.

June 2001:    the Company signed a new contract for the production of electronic charts worth approximately $225,000 (US$150,000) with the U.S. Coast Guard. In July 2001, the U.S. Coast Guard announced that it issued a blanket authorization for cutters under 1,600 gross tons to operate with ECPINS-M® as a primary navigation system.

August 2001:    the Company signed a new contract worth approximately $5,250,000 with the Royal Danish Navy.

August 2001:    the Company also received ISO9001 certification for all of its operating subsidiaries in the systems and chart-making business.

October 2001:    the Company signed a new contract worth approximately $450,000 with the Canadian Department of National Defense and signed several orders worth approximately $800,000 with the U.S. Coast Guard.

December 2001:    the Company signed a new contract worth approximately $4,800,000 with the Canadian Department of National Defense.

December 2001:    the Company signed a contract worth approximately $1,000,000 with the U.S. Coast Guard.

January 2002:    the Company announced that its proprietary ECPINS-M® has been re-validated to meet the latest published chart data and display library standards by the National Imagery and Mapping Agency (“NIMA”) of the U.S. Department of Defense for the direct read of NIMA Digital Nautical Charts. Digital Nautical Charts are the official electronic chart data used by the United States Navy.

January 2002:    the Company announced on January 15, 2002, that it had received an order for its ECPINS-M® software to provide an improved Navigation Awareness capability for select ships being deployed as part of the USS GEORGE WASHINGTON Carrier Battle Group (“CVBG”) and the USS NASSAU Amphibious Readiness Group (“AARG”). A CVGB/ARG is a single combat unit consisting of an aircraft carrier, embarked air wing, and eight to ten escort vessels. All ships are assigned to the U.S. Navy’s Atlantic Fleet.

March 2002:    the Company announced its latest advanced version of the ECPINS-M® software technology.

May 2002:    the Company has received $1.3 million (US$850,000) in new orders from the U.S. Coast Guard.

June 2002:    the Company announced a teaming agreement with Lockheed Martin Marine Systems that will provide navigation software to U.S. Navy ships, completely eliminating the need for paper navigation charts.

June 2002:    the Company has received $2.2 million (US$1.4 million) in new orders from the U.S. Coast Guard.

Major Customers

The Company’s government customers continue to play a significant role in the success of the ECPINS® product line. Sales to the Canadian Navy, United States Coast Guard and Royal Danish Navy accounted for 88% of the Company’s 2001 consolidated revenue: U.S. Coast Guard 48%, Canadian Navy 28% and Royal Danish Navy 12%. No other customer represented more than 10% of sales during this reporting period.

The Company does not depend on any major supplier, licenses or patents.

Geographic Markets

Approximately 35%, 52% and 13% of the Company’s revenues in fiscal year 2001 were from Canada, the United States and other international customers, respectively. Approximately 12%, 84% and 4% of the Company’s revenues in fiscal year 2000 were from Canada, the United States and other international customers, respectively. Approximately 33%, 61% and 6% of the Company’s revenues in fiscal year 1999 were from Canada, the United States and other international governments, respectively.

Trademarks and Intellectual Property Rights

The Company has registered its trademark “ECPINS® “ in Canada and the United States. The Company either owns or licenses the rights to all intellectual properties used in its products.

The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Company.

Sales, Marketing and Distribution

OSL’s marketing strategy is based on a technically oriented sales-call program, using both the Company’s personnel and qualified distributors.

OCL’s marketing strategy is to sell its products and services to OSL customers, as an adjunct to the sales of ECPINS® products. OCL also conducts technically oriented sales calls from time to time to new customers.

The establishment of strategic alliances with large multi-national corporations enables the Company to enter markets where the Company does not have a significant presence and helps establish new markets.

During its fiscal year 2001, the Company had seven employees engaged in sales and marketing products and three principal distributors for its product. The distribution of sales ranged from the United States, Canadian and Royal Danish Navies to the United States and Canadian Coast Guards, with additional systems going to commercial shipping companies in the Great Lakes Region.

OSL also attends selected major international trade shows and conferences. During its fiscal year ended November 30, 2001, OSL showed ECPINS®M and/or ECPINS® at the following trade shows: West 2001 in San Diego, California; Hydro 2001 in Norfolk, Virginia; and Caris 2001 in San Diego, California.

In January 2002, the Company attended trade shows at The Great Lakes Marine Community in Cleveland, Ohio, West 2002 in San Diego, California, Surface Navy Association Symposium in Washington DC, and the Pacific 2002 International Maritime Exposition in Sydney, Australia.

Competition

Other integrated navigational systems based on electronic chart technology exist in a wide variety of formats; each offering features and benefits for differing applications.

A potential group of competitors comes from the radar/marine equipment segment of the industry and generally consists of large corporations including Raytheon Marine from the United States, Atlas Elektronic from Germany, Norsk Forsvarsteknologi NFT Marine Systems from Norway, Kelvin Hughes from the United Kingdom, Sperry Division of Litton Marine Systems from the United States and Transas Marine from the United Kingdom. All of these companies offer competing products.

Another category of potential competitors comes from mostly smaller companies, which primarily target the pleasure boat market. In some cases, these companies entered the market a few years ago and may have hundreds of systems in use. The companies in this group include: C-Map USA, Laserplot Inc., Electronic Marine Systems, Maptech and Oceantech/Biosonics.

Government Regulations

To management’s knowledge, there are no known government regulations that would adversely affect our business. Certain government required standards are normally a part of industry knowledge, and as such, would be understood and acted upon by the Company in the normal course of doing business.

Plan of Operation

No material changes are expected in the Company’s plan of operations in the fiscal year 2002.

C.    Organizational structure.

The Company has four wholly owned subsidiaries: Offshore Systems Ltd., incorporated in Canada under the Company Act of British Columbia; Offshore Systems International, Inc., incorporated in the U.S. under the laws of Washington State; Offshore Charts Ltd. incorporated in Canada under the Business Corporations Act of the Yukon Territory and Offshore Survey and Positioning Services Ltd., incorporated in Canada under the Company Act of British Columbia.

D.    Property, plant and equipment.

Human Resources and Facilities

As at June 30, 2002, the Company had 61 employees based at its facilities located in North Vancouver, British Columbia. The Company leases 18,206 square feet and uses the property for its Headquarters, Sales & Marketing, Research & Development, Software Development, Service and Production.

Two other employees operate from leased offices located in Baltimore, Maryland, United States, and Montreal, Quebec, Canada and one consultant operates from San Diego, California, United States. These offices are used for sales and marketing purposes by the Company.

There are no present plans to construct, expand, or improve facilities.

Environmental Protection Requirements

Environmental protection requirements do not have any material adverse financial or operational effect on the capital expenditures, earnings or competitive position of the Company. Environmental protection requirements also do not affect the company’s utilization of its property or products.

Item 5.     Operating and Financial Review and Prospects

Forward-Looking Statements

Statements in this report, or any document filed by the Company with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.    Operating results

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with US GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations, cash flows and financial condition of the Company for the fiscal year ended November 30, 2001 (“FY2001”) in comparison with those for the fiscal year ended November 30, 2000 (“FY2000”) and for the three months ended February 28, 2002 (“Q1-2002”) in comparison with those for the three months ended February 28, 2001 (“Q1-2001”). This discussion should be read in conjunction with the Company’s 2001 Audited Financial Statements.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.

The Company has had a volatile operating history making an evaluation of the Company and its prospects complex and difficult. The Company’s prospects must be evaluated while keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, the relative mix of value added products and services and fluctuations in materials costs. In addition, operating results are affected by changes in estimates used in the application of contract accounting such as costs to complete a contract and contract price adjustments. The Company’s operating results are also affected by, amongst other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The Company has incurred losses from continuing operations in four of the last five years and as at November 30, 2001, had an accumulated deficit in shareholders’ equity of $15,079,093. In FY2001, the Company recorded $7,909,713 in revenue from continuing operations, driven by contracts awarded to the Company during the year by the Royal Danish and Canadian Navies. The Company achieved profitability in FY2001 and ended the year with over $8.4 million in firm, fixed, signed orders that remain executable by the Company as of November 30, 2001. In addition, cash and cash equivalents increased to $2,037,625, with positive cash flow from operations for the past two years, however the Company did sustain a loss of $151,088 for FY2000.

Results of Operations—Three months ended February 28, 2002 and 2001

For the quarter ended February 28, 2002, the Company had net earnings of $301,918, or $.01 per share on a fully diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended February 28
	2002	2001
	%	%
Revenue
Systems and system components	77.7%	76.6%
Software	7.6%	0.0%
Charts	11.6%	23.1%
Other	3.1%	0.3%

	100.0%	100.0%
Direct costs	48.9%	45.4%

Gross profit	51.1%	54.6%

Expenses
General and administrative	19.6%	26.3%
Research and development	10.3%	15.1%
Sales and marketing	13.2%	15.2%
Depreciation	1.8%	3.4%
Interest	0.1%	0.4%
Foreign exchange (gain) loss	(1.5%)	(0.6%)
Technology Partnerships Canada royalty	7.2%	3.0%
Technology Partnerships Canada contribution	(5.8%)	(10.0%)

	44.9%	52.8%

Earnings before income taxes	6.2%	1.8%
Deferred income tax recovery	3.0%	0.0%

Net earnings (loss) for the period	9.2%	1.8%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Charts, and Other which includes System Repairs and Servicing, Training and Consulting. The Company’s principal developed and manufactured product, ECPINS®, delivers the majority of the revenue.

Systems revenues are recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Systems revenues that are not recognized under SOP 81-1 are recognized in accordance with the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). System Components revenues are recognized in the period the components are delivered. Software revenues are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. The Company records software revenue when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Chart services revenues and other revenues are recognized in the period the services are performed.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, mix of contracts, cost estimates and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with such customers. Revenues are based on orders for the delivery of products.

Consolidated revenue for Q1-2002 was $3,278,876, compared with $1,889,364 for Q1-2001, for an increase of 74%. The main customers for the Company’s products and services were the US Coast Guard, Canadian Coast Guard, Canadian Department of National Defense, Royal Danish Navy and US Navy. Sales from these markets accounted for 98% of the Q1-2002 consolidated revenue.

Gross Profit

The Company’s gross profit increased $644,462 to $1,676,739 in Q1-2002 from $1,032,277 in Q1-2001. Gross profit percentage decreased to 51.2% in Q1-2002 from 54.6% in Q1-2001. The decline in the gross profit percentage was the result of an increase in third party products integrated into the customer deliverables that have a lower component margin.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased $145,397 in Q1-2002 to $642,974 from $497,577 in Q1-2001. As a percent of revenue, G&A decreased to 19.6% in Q1-2002 from 26.3% in Q1-2001. G&A has leveled now that the Company’s infrastructure has stabilized.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued and will continue to invest in new product development in 2002. It believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and to introduce new high quality products that challenge and redefine the industry standards. Q1-2002 spending on R&D increased to $338,559 (10.3% of revenue) compared to $285,763 (15.1% of revenue) in Q1-2001. The increased spending is the result of additional salaries and benefits for new staff and increased sub-contractor costs.

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed, are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to technical feasibility that do not meet these criteria are expensed as incurred. To date, the period between achieving technological feasibility, which the company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and development costs qualifying for capitalization have been insignificant. Research costs are expensed in the period incurred.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC has agreed to grant financial assistance to the Company to assist the Company in funding its research and development activities. The maximum eligible repayable contribution from TPC is $4,000,177 over the period to March 31, 2003. During Q1-2002, the Company incurred costs of $188,945 and has claimed the full amount under the agreement with TPC. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the sales of its subsidiary Offshore Systems Ltd. During Q1-2002, the Company accrued the future payment of $237,042 in royalties for historical and estimated future sales.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $146,922, or 51.1%, in Q1-2002 to $434,006 (13.2% of revenue) from $287,084 (15.2% of revenue) in Q1-2001. The increase in expenses was the result of the company’s increased level of business development activity.

Depreciation

Total depreciation decreased slightly in Q1-2002 to $57,641 from $64,938 in Q1-2001. The decrease reflects the reduced capital base at the end of FY2001.

Interest

Interest expenses decreased in Q1-2002 to $1,745 from $6,683 in Q1-2001. The Company did not utilize its credit facility in Q1-2002.

Income Taxes

Based on the information available at the time of the issue of the unaudited Q1-2002 financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize an additional portion of the Company’s $5,865,389 Canadian non-capital losses carried forward. As a result of this assessment, the valuation allowance decreased and the future tax asset increased $97,990 as of February 28, 2002. In accordance with US GAAP, the Company provided a valuation allowance of $4,464,534 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the first quarter of fiscal 2002 were $301,918, or 9.2% of revenue, compared to $33,728 for the first quarter of fiscal 2001, or 1.8% of revenue.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at February 28, 2002, reflects the Company’s continuing growth and was at $7.6 million compared to $8.4 million at November 30, 2001 and $1.8 million at February 28, 2001. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows such contracts to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as presently no evidence exists that the contracts would be terminated, however, no assurance can be given that such contracts may not be terminated in the near or distant future, which may have an adverse effect on the Company.

Results of Operations—Years ended November 30, 2001 and 2000

For the year ended November 30, 2001, the Company had a net earnings of $597,739, or $.02 per share on a fully diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30
	2001	2000
Revenues:
Systems and system components	74.3%	75.6%
Software	7.8%	0.0%
Charts	13.5%	17.2%
Other	4.4%	7.2%

	100.0%	100.0%
Direct Costs	42.1%	24.1%

Gross Profit	57.9%	75.9%
Expenses
General and administrative	25.6%	39.8%
Research and development	15.2%	26.9%
Sales and marketing	14.4%	15.5%
Amortization	3.0%	3.8%
Interest	0.7%	3.7%
Foreign exchange loss (gain)	(1.1)%	0.1%
Technology Partnerships Canada royalty	5.1%	3.5%
Technology Partnerships Canada contribution	(9.7)%	(20.3)%

	53.2%	73.0%

Earnings before discontinued operations	4.7%	2.9%
Loss from discontinued operations	0.0%	(1.2)%
Loss on disposal of discontinued operations	0.0%	(4.4)%

Earnings before tax recovery	4.7%	(2.7)%
Income tax recovery	2.9%	0.0%

Earnings for the year	7.6%	(2.7)%

Revenues

Consolidated revenue for the year was $7,909,713, compared with $5,651,665 for FY2000, for an increase of 40%. In FY2001, the Company maintained revenue levels from its FY2000 customer base and added two major contracts from the Royal Danish and Canadian Navies. The main customers for the Company’s products and services were the US Coast Guard, Canadian Coast Guard, Canadian Department of National Defense, Royal Danish Navy and the US Navy. Sales from these customers accounted for 90% of the 2001 consolidated revenue. With the introduction of the Windows NT based ECPINS-M® Military System and ECPINS® for the commercial market in FY2000, the Company completed and recorded sales for software only contracts amounting to $617,373 in FY2001. Prior to FY2001, the Company sold integrated systems that combined the ECPINS® software with specialized hardware.

Gross Profit

The Company’s gross profit increased $288,743 to $4,576,355 in FY2001 from $4,287,612 in FY2000. Gross margin decreased to 57.9% in FY2001 from 75.9% in FY2000. FY2000’s high gross margin resulted from lower than expected costs of achieving International Maritime Organization compliance in connection with certain contracts. Excluding the effect of the lower than expected costs on these contracts, the FY2000 gross profit percentage was 63.9%. The decline in the gross profit percentage was the result of an increase in third party products that have been integrated into customer deliverables that have a lower component margin. The Company’s annual and quarterly gross profits are affected by the level, timing and duration of customer orders, the relative mix of value added products and services, and fluctuations in materials costs.

General and Administrative Expenses

General and administrative expenses decreased $224,923 in FY2001 to $2,026,305 from $2,251,228 in FY2000. As a percent of revenue, G&A decreased to 25.6% in FY2001 from 39.8% in FY2000. The most significant decrease was a decrease of $293,817 in stock-based compensation to G&A employees, directors and external third parties.

Research and Development Expenses

During FY2000, the Company refocused its research and development efforts towards the development of a single baseline PC-based product—ECPINS® v4.0. As a result of the efficiencies gained through this effort, FY2001 spending on R&D decreased to $1,206,974 or 15.2% of revenue, compared to $1,518,343 or 26.9% of revenue in FY2000.

During 2001, the Company incurred costs of $768,818 and has claimed the full amount under the agreement with Technology Partnerships Canada. As of November 30, 2001, the Company has claimed a total of $2,759,435 ($768,818 for FY2001, $1,146,371 for FY2000 and $844,246 for FY1999). Also, during FY2001, the Company has commenced payments of royalties to TPC. As of November 30, 2001, the Company has paid or accrued for future payment $590,067 in royalties.

Sales and Marketing Expenses

Sales and marketing expenses increased by $268,610, or 30.7%, in FY2001 from $873,049 (15.5% of revenue) in FY2000 to $1,141,659 (14.4% of revenue). The increase in expenses was the result of the Company’s increased level of business development activity.

Depreciation

Total depreciation increased slightly in FY2001 from $212,621 in FY2000 to $238,958. This increase reflects the addition of new assets in FY2001.

Interest

Interest expenses decreased in FY2001 from $210,581 in FY2000 to $55,380. This decrease reflects the Company’s decision to discontinue the factoring of accounts receivable as a financing tool.

Discontinued Operations

The Company disposed substantially all of the assets of its wholly-owned US subsidiary, Offshore Systems International Inc. (“OSII”), by March 31, 2001. OSII was a distributor and service and support organization for a number of third party manufacturers primarily in Canada and the United States. It provided OEM parts, equipment sales, engineering services and service coordination.

OSII’s revenue for FY2000 was $1,936,113. The loss on disposal of OSII recorded in FY2000 was $247,657 net of income taxes of $nil. There was no impact to the Company’s results in FY2001.

Income Taxes

Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $5,865,389 Canadian non-capital losses carried forward. As a result of this assessment, a future tax asset of $227,300 was recorded as of November 30, 2001. In accordance with U.S. GAAP, a valuation allowance of $4,594,893 was recorded against the total future tax asset as, more likely than not, the use of the remaining portion of the future tax asset will not be obtained. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

For the reasons described above, consolidated net earnings for FY2001 increased and were $597,739, or 7.6% of revenue, compared to a loss of $151,088 for FY2000.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as of November 30, 2001, reflects the Company’s continuing growth and was at $8.4 million compared to $2.3 million the previous year. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows such contracts to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as presently no evidence exists that the contracts would be terminated.

Critical Accounting Policies

The following is a summary of the Company’s critical accounting policies. For a full description of these and other accounting policies see Note 2 of the Company’s consolidated financial statements included in “Item 18 Financial Statements.”

The Company’s most critical accounting policies include:

•	use of estimates for fixed price navigation system contracts and for Technology Partners Canada (“TPC”) royalty contribution, and

•	revenue recognition for software post-contract support.

Use of estimates

The Company uses the percentage of completion method of accounting for fixed price navigation system contracts. Under this method, revenue is recognized during the period based on the actual cost incurred during the period compared to the total estimated cost to be incurred for the total contract. Management reviews these estimates on a regular basis and the effect of any change in cost estimates is reflected in the cost of sales in the period in which the change is identified. If the contract is projected to create a loss, the entire estimated loss is charged to operations in the period such loss first becomes known. Progress payments in excess of revenue recognized are classified as deferred revenue. A number of internal and external factors affect our cost of sales estimates, including labor rates and efficiencies, material costs, delivery schedules and foreign exchange rates. Estimates made using this method affect revenue, cost of sales, uninvoiced accounts receivable and deferred revenue balances on the consolidated financial statements.

The Company accrues an estimate of TPC royalty contribution based on events that have occurred that make the prospect of payment probable. Management reviews the prospects of payment on a regular basis and the effect of any change is reflected in expenses in the period in which the change is identified.

While the systems and procedures used by the Company, coupled with the experience of its management team, provide a sound basis for our estimates, actual results will differ from management’s estimates. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the estimation procedures affect the amounts reported in the Company’s financial statements.

Revenue recognition for software post-contract support

The Company does not provide post-contract support as part of its software licensing arrangements. In order to upgrade, a customer must purchase the most up-to-date version at the current market price.

B.    Liquidity and capital resources

Three months ended February 28, 2002 and 2001

The Company’s balance sheet strengthened in Q1-2002. At February 28, 2002, the Company had current assets of $6,505,199, current liabilities of $3,411,238 and a cash position of $1,249,395. Working capital increased $170,754 to $3,093,961 at February 28, 2002 from $2,923,207 at November 30, 2001 primarily through increased accounts receivable and inventory. The Company negotiated a favorable advance payment on a specific contract during the previous fiscal year. The Company has guaranteed this contract’s advance payment of $2,190,574 with a standby letter of credit insured by the Export Development Corporation.

The Company has credit facilities consisting of an operating line, standby letters of credit, receivables purchase agreement and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line, receivables purchase agreement and forward exchange contract facilities were outstanding as at February 28, 2002. The Company has caused the issuance of standby letters of credit in aggregate amount of $2,420,411 under the standby letters of credit facility. The Company has utilized the standby letters of credit to back certain performance obligations to its customers.

Q1-2002 operating cash flow, before changes in non-cash working capital items, was $374,311, compared with 115,916 in Q1-2001, an increase of $258,395. The improvement reflected the continued profitability of the Company. Changes in non-cash working capital items were a usage of cash of $1,171,157 for Q1-2002 compared to usage of cash of $787,158 for Q1-2001. Changes occurred in most non-cash working capital items—all within the normal business activities of the Company.

Net cash provided by financing activities amounted to $150,422 in Q1-2002, compared to a usage of $27,960 in Q1-2001. Issuance of common shares provided these funds.

Cash used in investing activities totaled $141,806 in Q1-2002, compared with $4,423 in Q1-2001. The increase is reflective of other assets acquisitions and an increase in plant and equipment acquisitions.

The net decrease in cash and cash equivalents amounted to $788,230 in Q1-2002, compared to a decrease of $618,975 in Q1-2001.

Years ended November 30, 2001 and 2000

At November 30, 2001, the Company had current assets of $6,022,312, current liabilities of $3,099,105 and a cash position of $2,037,625. Working capital increased $1,052,207 to $2,923,207 at November 30, 2001 from $1,871,000 a year earlier. The Company has credit facilities consisting of an operating line, standby letters of credit, receivables purchase agreement and forward exchange contract facilities. The operating line bears interest at the chartered bank’s prime lending rate plus 1.25% per annum with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. The maximum available to the Company under the operating line, receivables purchase agreement and forward exchange contract facility are $400,000, US$2,500,000 and US$500,000, respectively. Advances under these facilities are repayable on demand. No borrowings against the operating line, receivables purchase agreement and forward exchange contract facilities were outstanding as at November 30, 2001. The Company has caused the issuance of standby letters of credit totaling $2,592,882. The standby letters expire one year after issue and advances are repayable on demand. Additional details describing these facilities can be found in Note 9 of the Consolidated Financial Statements in Part III of this document.

FY2001 operating cash flow, before changes in non-cash working capital items increased $256,107 from $676,840 in FY2000 to $932,947. The improvement reflected favorable contract payment terms on specific contracts and a strong focus on cash management. Changes in non-cash working capital items were providing cash of $256,872 for FY2001, compared to providing cash of $918,799 for the previous year.

Net cash provided by financing activities amounted to $291,120 in FY2001, compared to a usage of cash of $916,498 in FY2000. The improvement of $1,252,206 was largely because the Company no longer factored in accounts receivable which used cash of $1,334,211 in FY2000 to repay factoring arrangements from FY1999.

Cash used in investing activities totaled $205,637, compared with $73,950 in FY2000. This increase mainly reflects the increase in capital and other asset acquisitions.

The net increase in cash and cash equivalents amounted to $1,275,302 in FY2001, compared with a net cash position increase of $660,300 in FY2000.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next twelve months. There can be no assurance that thereafter resources will be adequate and that additional financing will be available to the Company.

C.    Research and development, patents and licenses, etc.

See “Item 5. Operating results—Research and Development Expenses.”

D.    Trend information.

The Royal Danish Navy and Canadian Navy contracts signed in the latter half of FY2001 together are valued at approximately CDN$10,000,000. The Company is currently negotiating and expects to execute additional contracts in 2002, although there can be no assurances that such contracts will be executed.

Item 6.     Directors, Senior Management and Employees

A.    Directors and senior management.

The following are the directors and officers of the Company, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years	Director Since	Percentage of Securities Owned or Controlled by Directors
RAYMOND JOHNSTON Director, Chairman, Montréal, Québec, Canada	11/00 to present: Director & Chairman 12/99 to present: President, of Chamber of Maritime Commerce 5/92 to 6/99: CEO, Canada Steamship Lines	11/14/00 (and from 12/94 to 9/98)	0.06%

Name and Office Held	Principal Occupation For Past Five Years	Director Since	Percentage of Securities Owned or Controlled by Directors

JOHN A. JACOBSON Director President & Chief Executive Officer, Vancouver, British Columbia, Canada	3/98 to present: Director, President & Chief Executive Officer 4/97 to 9/97: President, International Operations, GeoTrain Corporation	3/19/98	0.46%

TONY PEZZOTTI Director Burnaby, British Columbia, Canada	4/90 to present: Director Previous Co-owner of PSL Steel Ltd, Independent Businessman	4/26/90	1.7%

HELMUT F. LOBMEIER Director Maple Ridge, British Columbia, Canada	04/90 to present: Director Previous Co-owner PSL Steel Ltd., Independent Businessman	4/26/90	2.4%

CAPT. WALTER P. PURIO Director Houston, Texas, United States	01/99 to present: Director 2000 to present: Independent Marine Consultant 1993 to 2000: President, P and H Marine Associates, Inc. 1985 to present: Shipmaster—Oceans, General Dynamics, American Overseas Marine Corporation	1/14/99	0.1%

BRIAN E. WALSH Director Rye, New York, United States	12/01 to present: Director 1997 to present: Co-Founder of Qvan Capital (formerly Veritas Capital Management) 1996 to 1997: Asset and Money Management of the Bass family, Fort Worth, Texas	12/18/01	1.3%

ANDREW A. CARNIEL Corporate Secretary/ Vice President Business Development Coquitlam, British Columbia, Canada	7/99 to present: Vice President of Business Development, OSL, and Corporate Secretary, OSIL 5/98 to 5/01: Director of Operations, OSL 10/97 to 5/98: Independent Business Consultant 11/96 to 10/97: Operations Manager, Asia Pacific, GeoTrain Corporation 1/95 to 11/96: Manager, HR Operations, MacDonald Dettwiler & Associates Ltd.	N/A	0.33%

Name and Office Held	Principal Occupation For Past Five Years	Director Since	Percentage of Securities Owned or Controlled by Directors

KENNETH KIRKPATRICK Vice President Operations Richmond, British Columbia, Canada	5/01 to present: Vice President of Operations 12/97 to 5/01: Vice President & Chief Operating Officer, Triathlon Ltd., subsidiary of MacDonald Dettwiler & Associates 4/97 to 11/97: Vice President of International Operations, GeoTrain Corporation 4/96 to 4/97: Manager North American Operations, PSC Group International Corporation	N/A	0.27%

JOHN SENTJENS Corporate Controller Vancouver, British Columbia, Canada	8/01 to present: Corporate Controller 11/99 to 8/01: Controller, Triathlon Ltd., subsidiary of MacDonald Dettwiler & Associates Ltd. 4/98 to 11/99: Controller, Fulcrum Technologies, a subsidiary of PC Docs Group 7/95 to 3/98: Controller, GeoTrain Corporation	N/A	0.04%

B.    Compensation.

Pursuant to the 1994, 1996, and 1998 Option Plan, the Directors receive an annual entitlement of 100,000 shares for each Director and 125,000 shares for the Chairman of the Board. Each Canadian Director is entitled to $1,500 and each U.S. Director is entitled to US$1,500 for attending each Board meeting.

Listing of Directors Geographically:

Canadian Directors:	Raymond W. Johnston John A. Jacobson Tony Pezzotti Helmut F. Lobmeier

U.S. Directors:	Capt. Walter P. Purio Brian E. Walsh

The total compensation accrued and/or paid to senior management for fiscal 2001 was $580,435, including $231,600 paid to John Jacobson, the President & Chief Executive Officer.

No pension, retirement or similar benefits are given to senior management, or officers of the Company.

Share Options Granted to Directors and Officers for the fiscal year December 1, 2000 to November 30, 2001:

Name	Common Share Options Granted 2001	Exercise Price		Expiry Date

Raymond W. Johnston—Chairman and Director	125,000 *20,000 60,000	$ $ $	0.76 0.40 0.42	Aug 20/04 Dec 01/03 Dec 01/03

John A. Jacobson—President & Chief Executive Officer, and Director	50,000		$0.40	Exercised
Tony Pezzotti—Director	100,000 *20,000 40,000	$ $ $	0.76 0.40 0.42	Aug 20/04 Dec 01/03 Dec 01/03
Helmut F. Lobmeier—Director	100,000 *20,000 40,000	$ $ $	0.76 0.40 0.42	Aug 20/04 Dec 01/03 Dec 01/03

Capt. Walter P. Purio—Director	100,000 *20,000 40,000	$ $ $	0.76 0.40 0.42	Aug 20/04 Dec 01/03 Dec 01/03

Brian E. Walsh—Director	100,000		$0.96	Nov 19/04

*	Issued in addition to allocations

Name	Common Share Options Granted 2001	Exercise Price	Expiry Date
Andrew Carniel, Vice President Business Development and Corporate Secretary	50,000	$0.42	Dec 01/03
Kenneth Kirkpatrick, Vice President Operations	150,000	$0.50	May 14/04
John Sentjens, Controller	30,000	$0.76	Aug 20/04

C.    Board practices.

Directors are elected annually to the Board at the Annual General Meeting of the Company. No Director has a service contract with the Company or its subsidiaries.

Duties and Obligations of the Board of Directors

The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

(a)  adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;

(b)  identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

(c)  engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive Officer of the Company against mutually established objectives;

(d)  ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

  Composition of the Board of Directors

The Board of Directors is currently composed of six persons: John Jacobson, Raymond Johnston, Tony Pezzotti, Helmut Lobmeier, Capt. Walter Purio and Brian Walsh. All of the directors other than Mr. Jacobson are considered by the Board to be unrelated directors. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. On this basis, John Jacobson, by reason of his office as President and Chief Executive Officer, is considered a related director.

The separation of the position of Chairman from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management.

  Committees of the Board of Directors

There are currently three committees of the Board of Directors. The Audit Committee is comprised of three directors, none of whom are officers or employees of the Company or any of its affiliates. The Compensation Committee is comprised of three directors, none of whom are officers or employees of the Company or any of its affiliates. The Executive Committee is comprised of three directors, two of whom hold the offices of Chairman of the Board and President and Chief Executive Officer, respectively. The mandate and activities of each committee are as follows:

Audit Committee:    The Audit Committee currently consists of Helmut Lobmeier, Capt. Walter Purio, and Tony Pezzotti. The responsibilities of the Audit Committee include:

(a)  assisting the directors with meeting their responsibilities with respect to financial reporting;

(b)  reviewing and reporting to the Board of Directors on all audited financial statements prepared by the Company and enhancing the credibility and objectivity of all financial reports;

(c)  reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

(d) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)  reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(f)  reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

Compensation Committee: The Compensation Committee currently consists of Tony Pezzotti, Brian Walsh and Capt. Walter Purio. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, senior management, and to supervise the administration of the employees’ stock option plan.

Executive Committee: The executive committee currently consists of Raymond Johnston, John Jacobson, and Helmut Lobmeier. The responsibilities of the Executive Committee include:

(a)  recommending to the Board corporate procedures in order to address the issues of corporate governance within the organization;

(b)  defining the limits of management’s responsibilities;

(c) identifying new directors for nomination to the Board of the Company and assessing existing directors on an ongoing basis; and

(d)  overseeing the implementation of the business plan for the Company’s principal operating subsidiary, Offshore Systems Ltd., and its other subsidiaries, in terms of operating capital and related expenditures as approved by the Board of Directors of the Company as a whole.

  Decisions Requiring the Prior Approval of the Board of Directors

Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

  Investor Communications

To enable the Company to communicate more effectively with its shareholders, it has appointed NvR Capital and Bluefire Partners as its Investor Relations Coordinator. The Investor Relations Coordinator is responsible for:

(a)  receiving all communications from the shareholders of the Company, other stakeholders and the public generally (other than in connection with communications relating to meetings of shareholders);

(b)  accommodating feedback from shareholders regarding the operations of the Company; and

(c)  effectively interpreting the operations of the Company to shareholders.

The Board of Directors deals with communications relating to meetings of shareholders through its normal procedures for such meetings.

  Board’s Expectations of Management

The Board of Directors carries out its mandate and responsibilities through its directives and delegation of authority to the President and Chief Executive Officer. The duties, responsibilities and performance objectives of the President and Chief Executive Officer are established by the Board with the assistance of the Compensation Committee. The Board expects the President and Chief Executive Officer and other officers and executive management to manage all aspects of the Company’s business and affairs, to carry out strategic plans, to achieve established objectives, and to report regularly on their progress to the Board and its committees.

D.    Employees.

At June 30, 2002, there were a total of 13 employees working for Offshore Charts Ltd. and 48 working for Offshore Systems Ltd. The Company has no labor unions and no temporary staff.

E.    Share ownership.

Information as to share and option information for directors, officers and key employees are discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6. B. Compensation.”

Item 7.     Major Shareholders and Related Party Transactions

A.    Major shareholders.

The following table sets forth information as of June 30, 2002, with respect to each person known to the Company to own more than 5% of the Company’s common shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2002, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 25,425,921 common shares outstanding as of June 30, 2002.

Identity of Person or Group	Number of Common Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
None	None	None

B.    Related party transactions.

On August 30, 1999, PSL Steel Ltd., a company controlled by Tony Pezzotti and Helmut Lobmeier, directors of the Company, and their spouses, provided a $150,000 loan to the Company. The original term of the loan was four months, with interest payable in full on December 31, 1999. The loan bore interest at the rate of 10% per annum commencing on November 1, 1999, which was payable concurrently with the repayment of the principal. As security for repayment of the loan, the Company granted to PSL Steel Ltd. a mortgage on a training and development vessel owned by the Company. By subsequent agreement between PSL Steel Ltd. and the Company, the date for repayment of the loan was extended to August 30, 2000. On August 15, 2000, the Company repaid the principal amount of the loan in full together with accrued interest in the amount of $9,714.00. The Company obtained a discharge of the mortgage on the vessel.

There are no other related party transactions other than the above loan.

C.    Interests of experts and counsel.

Not applicable.

Item 8.     Financial Information

A.    Consolidated statements and other financial information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this registration statement.

In the fiscal year 2001, the Company’s export revenues totaled $5,154,560, 65% of total revenue of $7,909,713.

The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

The Company currently has one legal suit pending against the following defendants: Yokogawa Denshikiki, a Japanese Corporation, AG Marine, Inc., a U.S. Corporation, and Devon Liles and Janet Liles, both U.S. citizens. The legal claim is based on wrongful termination of a product distribution agreement. There is no counterclaim by the defendant and the Company believes the suit poses limited financial risk to it.

B.    Significant changes.

There have been no significant changes following the close of the last financial year up to the date of this registration statement that are known to us, that require disclosure in this registration statement and for which disclosure was not made in this registration statement.

Item 9.     The Offer and Listing

A.    Offer and listing details.

The Company expects to apply to The Nasdaq Stock Market, Inc. to have its issued outstanding common shares without par value quoted for trading on the OTC Bulletin Board quotation service under the symbol “OSIL.” The issued and outstanding common shares of the Company (25,425,921shares as of June 30, 2002) are listed and posted for trading on The Toronto Stock Exchange under the trading symbol “OSI.” The Company’s common shares are registered shares.

The following is a summary of the trading history (in Canadian dollars) of the common shares of the Company on the Toronto Stock Exchange for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share
Year	High	Low
Fiscal year ended November 30, 1997	$2.35	$0.45
Fiscal year ended November 30, 1998	$0.75	$0.25
Fiscal year ended November 30, 1999	$0.65	$0.25
Fiscal year ended November 30, 2000	$1.84	$0.39
Fiscal year ended November 30, 2001	$1.25	$0.36

Quarter
Fiscal year ended November 30, 2000
First Quarter	$0.46	$0.44
Second Quarter	$0.87	$0.76
Third Quarter	$0.74	$0.69
Fourth Quarter	$0.61	$0.58
Year Ending November 30, 2001
First Quarter	$0.56	$0.36
Second Quarter	$0.59	$0.36
Third Quarter	$1.04	$0.42
Fourth Quarter	$1.25	$0.52
Year Ending November 30, 2002
First Quarter	$1.65	$1.10
Second Quarter	$1.53	$1.14
Most Recent Six Months
January 2002	$1.70	$1.11
February 2002	$1.53	$1.26
March 2002	$1.51	$1.43
April 2002	$1.53	$1.36
May 2002	$1.50	$1.14
June 2002	$1.95	$1.20

B.    Plan of distribution.

Not applicable.

C.    Markets.

The Company’s common shares are not listed for trading on an exchange or in other markets outside Canada. Following the effectiveness of this registration statement, the Company expects to list the common shares on the OTC Bulletin Board quotation service. The Company will ask, but has not yet received authorization to use the symbol OSIL; there can be no assurance they will be able to use the symbol.

D.    Selling shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the issue.

Not applicable.

Item 10.     Additional Information

A.    Share capital.

As of November 30, 2001, the Company had 24,694,549 voting common shares without par value issued and outstanding and 58,326 Class “A” Preference Series A Convertible shares issued and outstanding, for a total of 24,752,875 issued and outstanding shares entitled to vote.

As of June 30, 2002, the Company had 25,425,921 voting common shares and 58,326 Class “A” Preference Series A Convertible shares issued and outstanding, for a total of 25,484,247 issued and outstanding shares entitled to vote. All of the issued and outstanding shares of the Company are fully paid and non-assessable.

The authorized capital of the Company consists of 300,000,000 shares divided into 100,000,000 common shares without par value, 100,000,000 Class “A” Preference shares without par value, of which 10,000,000 shares are designated Class “A” Preference shares Series A Convertible, and 100,000,000 Class “B” Preference shares with a par value of $50 per share issuable in series, of which no series has been designated or issued. Only the holders of common shares and Class “A” Preference Series A Convertible shares are entitled to receive a notice of or attend and vote at any meetings of the shareholders of the Company.

	Nov 30, 2001		2000		1999
Issued	Number of Common Shares	Amount $	Number of Common Shares	Amount $	Number of Common Shares	Amount $
Balance Beginning of year	23,540,975	17,768,167	22,672,628	17,169,153	22,672,628	17,169,153
Issued during the year
—Exercise of stock options	1,137,198	711,689	868,347	599,014	—	—
—Conversion of Class A Preference Shares	16,376	16,376
Share issued Costs		(495)

Balance—End of year	24,694,549	18,495,737	23,540,975	17,768,167	22,672,628	17,169,153

No subsidiary of the Company holds any shares in the Company. The Company does not hold any shares of its capital stock as Treasury stock.

Warrants

During 2000, the Company issued 125,000 share purchase warrants in connection with a note payable financing. Each share purchase warrant allows the holder to acquire one common share of the company at an exercise price of $0.58 per share. The warrants expire on October 18, 2002.

To date, 100,000 share purchase warrants have been exercised. At June 30 2002, there are 25,000 outstanding share purchase warrants that may still be exercised.

No one has preferential subscription rights to the capital of the Company.

Stock option plans

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers, employees and consultants of the Company and to any other person or company entitled to be granted options in accordance with the policies and rules of the applicable regulatory authorities. As of June 30, 2002, a total of 3,437,794 common shares are available for granting under the three plans. Any shareholder who is an insider of the Company or an associate of an insider is not permitted to vote on such resolution. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of the grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors.

The Company has 3,671,124 options outstanding at June 30, 2002, of which approximately 1,361,806 options are held by employees and the remainder are held by the Directors and external third parties.

A summary of the status of the Company’s stock option plans is as follows:

	June 30 2002	November 30 2001	November 30 2000	November 30 1999
	Number of Shares	Number of Shares	Number of Shares	Number of Shares
Outstanding—Beginning of the period indicated	3,255,190	3,237450	3,765,740	2,223,214
Granted	1,047,306	2,293,040	1,050,000	2,900,754
Exercised	(631,372)	(1,137,198)	(868,347)	—
Forfeited	—	(259,527)	(263,519)	(1,322,728)
Expired	—	(878,574)	(446,424)	(35,500)
Outstanding—end of the period indicated	3,671,124	3,255,190	3,237,450	3,765,740

Options vested at year end	3,262,152	2,665,418	2,446,048	2,742,109

A summary of the Company’s stock options which are outstanding and vested at November 30, 2001, is as follows:

	Range of Exercise Prices	Number Outstanding at Nov 30, 2001	Expiry Dates
	$ 0.28-0.39	598,274	May 2002 to November 2002
	$ 0.40-0.49	1,221,166	March 2002 to December 2003
	$ 0.50-0.76	1,225,500	November 2002 to August 2004
	$ 0.77-1.50	210,250	November 2003 to November 2004

Total	$ 0.28-1.50	3,255,190

Number vested at June 30, 2002:

	$0.28-0.39	269,281	November 2002
	$0.40-0.49	993,937	May 2002—December 2003
	$0.50-0.76	1,150,250	November 2002—August 2004
	$0.77-1.50	1,257,556	November 2003—December 2004

	$0.28-1.50	3,671,124

Shares issuances during the past three years

No changes have been made to the classes of shares in the past three years. Changes relating to Stock Option Plans and Warrants are itemized previously in this section.

Shareholder Rights Plan

On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on May 28, 2001. The following is a summary of the provisions respecting the Rights Plan. Terms used below but not defined shall have the meanings set forth in the Rights Plan.

Background and Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-over Bid on a fully informed basis.

The following is a summary of the terms of the Rights Plan:

Issue of Rights

Under the Rights Plan, share purchase rights (the “Rights”) were created on May 28, 2001 in respect of the shares of the Company at the rate of one Right for each share outstanding as at 5:00 p.m. (Pacific Time) on that date (the “Record Date”) and each common share issued after the Record Time but before the earlier of the Separation Time and the Expiration Time (as those terms are defined below). In the case of convertible securities (i.e. options, warrants and Class “A” Preference shares Series A convertible) exercisable into common shares of the Company, the Rights attach to the convertible securities at the same rate for so long as they are outstanding, and thereafter to the underlying shares. References to shares should be read as references to shares or convertible securities, as applicable.

Separation Time

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (as defined below) will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificates alone will represent the Rights, and the Rights will be transferable separately from the Common Shares.

The “Separation Time” is the close of business on the eighth business day (or such later day as may be determined by the Board) after the earlier of:

(a)  the “Stock Acquisition Date” which is the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

(b)  the date of the commencement of, or the first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company to which is attached a right to vote for the election of all directors generally which, together with such person’s voting shares, constitute in the aggregate more than 20% of the voting shares; and

(c)  the date upon which a Permitted Bid or Competing Permitted Bid (each as defined below) ceases to be such.

After the Separation Time, and prior to the Expiration Time (as defined below), each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (defined below).

The Rights Plan has a term of approximately three years and will expire at the close of the annual general meeting of shareholders next following April 18, 2004 (the “Expiration Time”) unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Plan is extended by further approval of the shareholders.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the voting shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the shares as a result of: (a) a voting share Reduction which, by reducing the number of shares outstanding, increases the percentage of shares Beneficially Owned by such person to 20% or more; (b) a Pro-Rata Acquisition; or (c) share acquisitions made pursuant to a Permitted Bid or otherwise on terms approved by the Board of Directors, provided that if he becomes the Beneficial Owner of 20% or more of the voting shares by such means and he subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he shall become an Acquiring Person. A person who is an Acquiring Person at the Record Time may acquire additional shares to a maximum of 1% of the voting shares without triggering the dilutive effects of the Rights.

Beneficial Ownership

In general, a person “Beneficially Owns” voting shares held by the person and voting shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or under common control with the other person) and “Associates” (generally, a corporation with more than 10% of its shares controlled by the person, a partner of the person, a trust in which the person has a substantial beneficial interest or of which the person is the trustee and the spouse or relatives of the person sharing the person’s residence). Also included are securities which the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group shareholders with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

A person is also deemed to “Beneficially Own” any securities that are Beneficially Owned by any other person with whom the person is acting jointly or in concert.

Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Company’s shares will not be considered to be the Beneficial Owners of such shares, and so will be exempt from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-over Bid.

Rights Exercise Privilege

The Rights will separate from the shares and become exercisable 8 business days after a person has acquired 20% or more of, or commences or announces a Take-over Bid for, the Company’s outstanding common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Company’s shares is referred to as a “Flip-in Event.” Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the shares.

When a Flip-in Event occurs each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, common shares having an aggregate market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares.

Exercise Price and Anti-Dilution Adjustments

The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the “Exercise Price”) will initially be $30 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company’s authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company.

Permitted Bid and Competing Permitted Bid

A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:

(i)  the offer must be made for all shares and must be made by way of a Take-over Bid circular to all holders of the Company’s shares;

(ii)  the Offeror must not Beneficially Own more than 10% of the outstanding shares (this restriction does not apply to Offerors who Beneficially Own 10% or more of the outstanding shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than 1% of the outstanding shares after the Record Time);

(iii)  the offer must be outstanding for a minimum of 60 days to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This time period also gives the Board of Directors of the Company sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than 50% of shares held by the shareholders other than the Offeror be tendered to the offer, shareholders of the Company are to be provided with an additional ten business days during which they may tender any shares not already tendered to the offer;

(iv)  the offer must provide that shares may only be taken up and paid for if more than 50% of the shares held by shareholders of the Company other than the Offeror have been deposited or tendered and not withdrawn;

(v)  when the offer has been made, no further shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(vi)  if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.

A Permitted Bid, even if not approved by the Board, may be made directly to the shareholders of the Company. Shareholders’ approval at a special meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have at least 60 days to decide whether to deposit their shares.

A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 21 days after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid then in existence was made.

If one or more Permitted Bids or Competing Permitted Bids are made, the Board of Directors may require that in order for any such bid to retain its status as a Permitted Bid or Competing Permitted Bid, it must provide that no voting shares will be taken up or paid for prior to the latest time at which Permitted Bid or Competing Permitted Bid expires (the “Extension Time”), provided that the Extension Time is not later than 90 days after the date on which such Take-over Bid was made.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by Take-over Bid circular to all holders of record of voting shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan with respect to any other Flip-in Event occurring by reason of such Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of the holders of voting shares, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of voting shares. In the event that the Board proposes such waiver, the Board shall extend the Separation Time to a date that is no later than 10 business days following the date of the meeting of holders of voting shares called to approve such waiver.

Amendments

Following shareholder ratification of the Rights Agreement, the Company may, from time to time, amend the Rights Agreement without the approval of the holders of shares or Rights to correct any clerical or typographical error. The Company may also, with the consent of the holders of shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Agreement. After the Separation Time, the Rights Agreement may be amended only with the consent of the holders of Rights.

B.    Memorandum and articles of association.

The Company was incorporated and organized as Kappa Resource Corporation under the Company Act of British Columbia under Certificate of Incorporation Number 328114 in 1987. In 1990, the Company amended and altered its Memorandum and Articles of Association. This amendment was made to facilitate the reverse takeover of Kappa Resource Corporation by Offshore Systems Ltd. The Memorandum and Articles of Association are subject to all the provisions of the British Columbia Company Act. The Company Act provides that a company incorporated under that Act has all the powers and capacities of a natural person of full capacity, other than the capacity to operate a railway or a club unless the company is so authorized by the applicable regulatory authorities. The Company Act further stipulates that a company must not carry on a business that its memorandum prohibits. Because the Company Memorandum contains no such restrictions, the Company has the power and capacity of a natural person of full capacity, other than the capacity to operate a railway or club.

Directors’ Conflicts of Interest

Section 120 of the Company Act requires every director of the Company who, in any way, directly or indirectly is interested in a proposed contract or transaction with the Company, to disclose the nature and extent of the director’s interest at a meeting of the directors, with the exception of the following transactions or contracts:

a) a loan to the Company in which the director or a company in which he has an interest has guaranteed or is jointly guaranteeing the repayment;

b) a contract for the benefit of an affiliated corporation, and the director is a director or officer of that affiliated corporation;

c) a contract that relates to an indemnity of the director or liability insurance for the director; and

d) a proposed contract or transaction that relates to the remuneration of a director in his capacity as a director.

The Company Act further stipulates that every director who holds an interest in a transaction must account to the company for any profit made as a consequence of the company entering into the contract, unless such director discloses his or her interest and abstains from voting on the approval of the proposed contract or transaction. Section 14.01 of the Company’s Articles stipulates that a director who is interested in a proposed contract or transaction with the Company may be counted in the quorum of the meeting at which the transaction is considered. The directors have the power, in the absence of an independent quorum, to vote compensation to themselves in their capacities as directors, but not in their capacities as officers, employees or in any other capacity. Neither the Company Act nor the Company’s Memorandum and Articles contain any provision respecting the retirement or non-retirement of directors under an age limit requirement. Section 12.03 of the Company’s Articles provides that a director is not required to own any shares of the Company in order to serve as a director.

Borrowing Powers

Section 8.01 of the Company’s Articles provides that the directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may secure the repayment of that sum in such manner and upon such terms and conditions as they think fit, including through the issuance of debentures, bonds or other debt obligations of the Company and the granting of security on the Company’s assets. The provisions of the Articles setting out the borrowing powers of the Board may be varied only by an amendment approved by way of special resolution of not less than 75% of the holders of voting shares of the Company represented in person or by proxy at any general meeting of the Company.

Directors

The number of directors shall be not less than three and not more than fifteen. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any shares of the Company to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.

Upon the termination of each annual general meeting, all the directors are deemed to retire. At every annual general meeting, the shareholders must fill up the vacated offices by electing a like number of directors and, whenever the number of retiring directors is less than the maximum number required by or determined pursuant to the Articles, they may elect a further number of directors. The total number of directors elected shall not exceed the maximum required by the Articles.

If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed.

The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the Company Act.

The directors shall elect from among their shareholders a President, and if they see fit, may elect a Chairman of the Board and a Vice-Chairman, either of whom may also be the President. All or any of these select directors shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among their shareholders.

Rights Attached to Shares

The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:

a)  100,000,000 Common shares without par value – Each Common share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common shares in the discretion of the Board of Directors. The holders of the Common shares are not liable to further capital calls by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which had been declared but had not been paid, the Common shares rank subordinate to the Class “A” Preference shares and the Class “B” Preference shares with respect to the amount of capital paid up in respect of such Class “A” Preference shares and Class “B” Preference shares. Thereafter, the Class “A” and Class “B” Preference shares are not entitled to any further distributions and the holders of the Common shares shall be entitled to the distribution of all residual amounts. The Common shares are not redeemable at the option of the Company or the holders. Except as expressly provided in special rights and restrictions which the directors may create, define or attach to any series of Class “A” Preference shares or Class “B” Preference shares (described below), the directors of the Company may in their discretion declare dividends with respect to the Common shares only or with respect to any other class or series of shares. To date, the only Preference shares which have been issued having a priority for payment of dividends over the Common shares are the Series “A” Convertible shares described below, which are entitled to payment of non-cumulative dividends at the rate of $0.01 per Series “A” Convertible share in priority to the Common shares. There are no sinking fund provisions respecting the Common shares. The holders of the Common shares are not liable for any further capital calls on such shares.

b) 100,000,000 Class “A” Preference shares without par value – These shares may be issued in one or more series. The directors have the power to alter the Memorandum of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “A” Preference shares, including voting rights; however, no one series of Class “A” shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “A” Preference shares. In addition, if the right to cumulative dividends are attached to a series of Class “A” Preference shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class “A” Preference shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference shares and the Class “B” Preference shares (described below) shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common shares of the Company. After such payment, the holders of the Class “A” Preference shares and Class “B” Preference shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “A” shares is designated by the Board of Directors of the Company, the rights, privileges and conditions attached to such series of Class “A” Preference shares may be altered or amended only by way of a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “A” Preference shares.

To date only one series of shares has been designated by the Board of Directors of the Company out of the Class “A” Preference Shares, namely 10 million shares designated as Class “A” Preference shares Series A Convertible without par value (the “Series A Convertible Shares”). Each Series A Convertible Share entitles the holder to one vote either in person by proxy at any general meeting of the shareholders of the Company. Each Series A Convertible Share may be converted at the option of the holder into one Common share without par value in the capital stock of the Company at any time. The holders of the Series A Convertible Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the Common shares, non-cumulative dividends at a rate not exceeding $0.01 per Series A Convertible Share. The Series A Convertible Shares are not subject to any right of redemption at the option of the holder or the Company. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Series A Convertible shall be entitled to be paid the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common shares of the Company. After such payment, the holders of the Series “A” Preference shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. The Series A Preference shares are fully paid.

c) 100 Million Class “B” Preference shares with a par value of $50.00 each. These shares may be issued in one or more series. The directors have the power to alter the Memorandum of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “B” Preference shares, including voting rights; however, no one series of Class “B” shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of the Class “B” Preference shares. In addition, if the right to cumulative dividends are attached to a series of Class “B” Preference shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class “B” Preference shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference shares and the Class “B” Preference shares described below shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common shares of the Company. After such payment, the holders of the Class “A” Preference shares and Class “B” Preference shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “B” shares is designated by the Board of Directors of the Company, the rights, privileges and conditions attached to such series of Class “B” Preference shares may be altered or amended only by way of a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “B” Preference shares. To date, none of the Class “B” Preference shares have been issued in any series, nor has any such series been designated by the Board of Directors.

Alteration of the Rights of Shareholders

No rights, privileges or restrictions attached to any class or series of shares of the Company may be altered except with the approval by special resolution passed by the holders of not less than 75% of the votes represented in person or by proxy at a duly convened general meeting of the holders of that class or series of shares.

There are no limitations in the Company’s charter on the rights of non-resident or foreign owners to hold Common Shares of the Company.

Shareholders’ Meetings

The British Columbia Company Act requires the directors of the Company to call an annual general meeting of shareholders at least once every calendar year and not later than thirteen months after the last annual general meeting. Every general or special meeting, other than an annual general meeting, shall be called an extraordinary meeting. The directors may, whenever they think fit, convene an extraordinary meeting.

Notice of a meeting must specify the place, the day, and the hour of meeting, and, in case of special business, the general nature of that business. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice do not invalidate any proceedings at that meeting.

The following business at a general meeting is deemed to be special business:

a) all business at an extraordinary general meeting; and

b) all business that is transacted at an annual general meeting, with the exception of consideration of the financial statement and report of the directors and auditors, the election of directors, the appointment of the auditors and such other business as the Articles stipulate, ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors should be issued with the notice convening the meeting.

The Company’s Articles stipulate that no business, other than the election of a chairman and the adjournment or termination of the meeting, shall be conducted at any general meeting if there ceases to be a quorum present, any business then in progress shall be suspended until there is a quorum present or until the meeting is adjourned or terminated, as the case may be. A quorum is one shareholder present in person or by proxy or, if it is a corporation, represented in accordance with the Company Act, holding not less than one voting share of the Company. If within half an hour from the time appointed for a meeting, a quorum is not present, the meeting must be terminated. If the quorum is greater than aforesaid, the shareholders present constitute a quorum.

The Articles stipulate that the Chairman of the Board, or in his absence, the President of the Company, or in his absence one of the directors present shall preside as chairman of every general meeting.

The chairman of a general meeting may with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjournment meeting other than the business left unfinished at the meeting from which the adjournment took place.

Unless the directors otherwise determine, the instrument appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarized, certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

Notice of every general meeting should be sent to:

a) every shareholder holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice; and

b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder where the shareholder, but for his death or bankruptcy, would be entitled to vote.

No other person is entitled to receive notice of general meetings.

C.    Material contracts.

There are no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years immediately preceding this registration, other than the Shareholder Rights Plan Agreement dated April 19, 2001, between the Company and Computershare Trust Company of Canada, whereby the Rights Plan of the Company was established. See “Shareholder Rights Plan” above.

D.    Exchange controls.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Taxation.”

E.    Taxation.

The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

U.S. Holder of Common Shares

References to a “U.S. Holder of Common Shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•
for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with the Company;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•
are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency (the “CCRA”);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S are not considered in this summary.

        This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Canadian Federal Income Tax Consequences

Disposition of Common Shares

A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are “taxable Canadian property” to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on Shares of the Company

Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada in respect of which the dividends are effectively connected, and who are beneficial owners of at least 10% of the voting shares of the Company. Under the Treaty, a withholding rate of 15% is applicable in all other cases.

United States Federal Income Tax Consequences

The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Foreign Personal Holding Company Rules, Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

On a disposition of Common Shares, a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of Common Shares may be treated as ordinary income if the Company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

Dividend Distributions on Shares of the Company

Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9. The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of Common Share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit. The U.S. holders of common shares should consult their own tax advisors in this regard.

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). The Company would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•
at least 60% of the Company’s gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•
more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Company’s gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•
the average quarterly percentage, by fair market value of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of the Company’s assets.

To the extent the Company owns at least 25% by value of the shares of another corporation, the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:

•
the excess distributions (generally any distributions received by a U.S. Holder of Common Shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of Common Share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•
the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

U.S. Holders of Common Shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

Controlled Foreign Corporation Rules

Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P is attributable to the shares sold or exchanged.

F.    Dividends and paying agents.

Although there are no dividend restrictions, the Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

G.    Statement by experts.

Not applicable.

H.    Documents on display.

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 107 – 930 West 1st Street, North Vancouver, British Columbia, Canada V7P 3N4.

I.    Subsidiary information.

For more information on the Company’s subsidiaries, see “Item 4. Information on the Company—Organizational structure” and refer to Exhibit 8.1 to this registration statement.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

The information below about the foreign exchange and interest rate sensitivity constitutes a “forward looking statement.” The Company’s foreign exchange rate and interest exposure is due to the changing exchange rate between the Canadian and United States dollar and fluctuations in interest rates in Canada.

Exposure to exchange rate fluctuations are due to the translation of the significant portion of the Company’s trade receivables and revenues and, to a lesser extent, the Company’s sub contract payables and direct costs.

As at November 30, 2001, the Company estimates that a CAN $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by $25,000.

The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facility. The Company does not currently draw on this facility and does not expect to draw on this facility. The Company is also exposed to interest rate risk relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at rates applicable for 30-day treasury bills.

Item 12.     Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.     [Reserved]

Not applicable.

Item 16.     [Reserved]

Not applicable.

PART III

Item 17.     Financial Statements

See “Item 18. Financial Statements” for a list of the Financial Statements filed as part of this registration statement.

Item 18.     Financial Statements

The following financial statements are filed as part of this registration statement, together with the report of the independent auditors:

Financial Statement Schedules

Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.

F1	Independent Auditors’ Report

F2	Consolidated Balance Sheet as of November 30, 2000 and 2001

F3	Consolidated Statement of Earnings & Deficit for the years ended November 30, 2000 and 2001

F4	Consolidated Statement of Shareholders Equity for the years ended November 30, 2000 and 2001

F5	Consolidated Statements of Cash Flow for the years ended November 2000 and 2001

F6	Notes to the Consolidated Financial Statements

F7	Consolidated Balance Sheet (unaudited) as at February 28, 2002 and November 30, 2001

F8	Consolidated Statements of Earnings, Deficit and Comprehensive Income (unaudited) for the periods ended February 28, 2002 and 2001.

F9	Consolidated Statements of Cash Flows (unaudited) for the periods ended February 28, 2002 and 2001.

F10	Notes to the Consolidated Financial Statements (unaudited) for the periods ended February 28, 2002 and 2001

Item 19.     Exhibits

Exhibit Number	Description

1.1	Memorandum of Association of Offshore Systems International Ltd.

1.2	By-Laws of Offshore Systems International Ltd.

4.1	Contract-No. X0132 between Naval Materiel Command, Denmark and Offshore Systems Ltd. dated August 20, 2001

4.2	Stock Option Plans

4.3	Shareholder Rights Plan

4.4	Lease Agreement dated November 30, 1999, for the offices at: 107-930 West 1st Street North,

Vancouver, BC V7P 3N4

8.1	List of Subsidiaries and Jurisdictions

10.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
OFFSHORE SYSTEMS INTERNATIONAL LTD.

By:	/s/ JOHN A. JACOBSON
John A. Jacobson President & CEO

Dated:    July 22, 2002

F1—F6    Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with United States Generally
Accepted Accounting Principles)
November 30, 2001 and 2000
(expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Directors and Shareholders of Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2001 and 2000 and the consolidated statements of earnings and deficit, cash flows and statements of changes in shareholders’ equity for the years ended November 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended November 30, 2001 and 2000 in accordance with generally accepted accounting principles in the United States.

/s/    PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

May 10, 2002
(except for notes 14 and 20, which are dated July 19, 2002)

Offshore Systems International Ltd.
Consolidated Balance Sheets
As at November 30, 2001 and 2000
(expressed in Canadian dollars)

	2001 $	2000 $
Assets

Current assets
Cash and cash equivalents	2,037,625	762,323
Accounts receivable (note 3)	2,857,370	1,339,647
Inventory (note 4)	870,354	1,403,441
Prepaid expenses and deposits	245,263	58,967
Deferred income taxes (note 16)	11,700	—

	6,022,312	3,564,378

Deferred income taxes (note 16)	215,600	—

Plant and equipment (note 5)	970,887	1,051,716

Other assets (note 6)	144,710	97,202

	7,353,509	4,713,296

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 7)	1,308,309	1,478,777
Unearned revenue	1,750,430	97,543
Note payable (note 8)	—	97,750
Rent payable (note 10)	40,366	19,308

	3,099,105	1,693,378

Accrued long term royalties (note 13)	240,183	46,637

Rent payable (note 10)	131,301	173,220

	3,470,589	1,913,235

Capital stock (note 11)

Authorized
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated series A voting, non-cumulative, convertible at a 1:1 ratio, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series
100,000,000 common shares without par value

Issued and outstanding
58,326 Class A preference shares – series A (2000 – 74,702)	58,326	74,702
24,694,549 common shares (2000 – 23,540,975)	18,495,737	17,768,167

	18,554,063	17,842,869

Warrants (note 11)	27,250	27,250

Additional paid-in capital	269,900	495,974

Accumulated foreign exchange adjustment	110,800	110,800

Deficit	(15,079,093)	(15,676,832)

	3,882,920	2,800,061

	7,353,509	4,713,296

Commitments and contingency (note 14)

Subsequent events (note 14 and 20)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Helmut F. Lobmeier	/s/ Raymond Johnston
Director	Director

Offshore Systems International Ltd.
Consolidated Statements of Earnings and Deficit
For the years ended November 30, 2001 and 2000
(expressed in Canadian dollars)

	2001 $	2000 $
Revenue
Systems and system components	5,874,568	4,274,945
Software	617,373	—
Charts	1,073,157	969,856
Other	344,615	406,864

	7,909,713	5,651,665

Cost of sales	3,333,358	1,364,053

Gross profit	4,576,355	4,287,612

Expenses
General and administrative	2,026,305	2,251,228
Research and development	1,206,974	1,518,343
Sales and marketing	1,141,659	873,049
Depreciation	238,958	212,621
Interest	55,380	210,581
Foreign exchange (gain) loss	(86,493)	4,470
Technology Partnerships Canada royalty (note 13)	391,951	198,116
Technology Partnerships Canada contribution (note 13)	(768,818)	(1,146,381)

	4,205,916	4,122,027

Earnings from continuing operations before income taxes	370,439	165,585

Deferred income tax recovery (note 16)	227,300	—

Earnings from continuing operations	597,739	165,585

Loss from discontinued operations (note 15)	—	(69,016)

Loss on disposal of discontinued operations (note 15)	—	(247,657)

Net earnings (loss) for the year	597,739	(151,088)

Deficit – Beginning of year	(15,676,832)	(15,525,744)

Deficit – End of year	(15,079,093)	(15,676,832)

Basic earnings per share from continuing operations	0.03	0.01

Basic net earnings (loss) per share	0.03	(0.01)

Diluted earnings per share from continuing operations	0.02	0.01

Diluted net earnings (loss) per share	0.02	(0.01)

Weighted average number of common shares outstanding – basic	23,842,549	23,050,201

Weighted average number of common shares outstanding – diluted	25,534,940	24,526,875

See accompanying notes to consolidated financial statements.

Offshore Systems International Ltd.
Consolidated Statements of Shareholders’ Equity
November 30, 2001 and 2000
(expressed in Canadian dollars)

	Common Stock		Class A Preference Stock		Warrants
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Additional Paid-in Capital $	Deficit $	Accumulated Other Comprehensive Income $	Total $
Balance November 30, 1999	22,672,628	17,169,153	74,702	74,702	—	—	197,167	(15,525,744)	82,069	1,997,347
Issue of Common Shares
Exercise of Stock Options	868,347	599,014	—	—	—	—	(156,301)	—	—	442,713
Issue of Warrants	—	—	—	—	125,000	27,250	—	—	—	27,250
Stock-based Compensation	—	—	—	—	—	—	455,108	—	—	455,108

	23,540,975	17,768,167	74,702	74,702	125,000	27,250	495,974	(15,525,744)	82,069	2,922,418

Net loss for the year	—	—	—	—	—	—	—	(151,088)	—	(151,088)
Other Comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	—	28,731	28,731
Translation adjustment on discontinued operations	—	—	—	—	—	—	—	—	—	—

Comprehensive income	—	—	—	—	—	—	—	(151,088)	28,731	(122,357)

Balance November 30, 2000	23,540,975	17,768,167	74,702	74,702	125,000	27,250	495,974	(15,676,832)	110,800	2,800,061
Issue of Common Shares
Class A preference shares converted	16,376	16,376	(16,376)	(16,376)	—	—	—	—	—	—
Exercise of Stock Options	1,137,198	711,689	—	—	—	—	(295,074)	—	—	416,615
Share issue costs		(495)	—	—				—	—	(495)
Stock-based Compensation							69,000		—	69,000

	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,676,832)	110,800	3,285,181

Net earnings for the year	—	—	—	—	—	—	—	597,739	—	597,739

Comprehensive income	—	—	—	—	—	—		597,739	—	597,739

Balance November 30, 2001	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,079,093)	110,800	3,882,920

See accompanying notes to consolidated financial statements.

Offshore Systems International Ltd.
Consolidated Statements of Cash Flows
For the years ended November 30, 2001 and 2000
(expressed in Canadian dollars)

	2001 $	2000 $
Cash flows from operating activities
Net earnings (loss) for the year	597,739	(151,088)
Items not affecting cash
Depreciation	238,958	212,621
Loss on disposal of discontinued operations	—	247,657
Accretion of note payable discount	27,250	—
Stock based compensation	69,000	455,108
Other	—	(87,458)

Changes in non-cash working capital items
Accounts receivable	(1,517,723)	2,748,548
Inventory	533,087	199,788
Prepaid expenses and deposits	(186,296)	21,960
Deferred income taxes	(227,300)	—
Accounts payable and accrued liabilities	(170,468)	(2,151,805)
Unearned revenue	1,652,887	(53,289)
Accrued long term royalties	193,546	46,637
Rent payable	(20,861)	106,960

	1,189,819	1,595,639

Cash flows from financing activities
Issue of common shares	416,120	442,713
Repayment of note payable	(125,000)	(150,000)
Issue of note payable and warrants	—	125,000
Repayment of borrowing secured by accounts receivable	—	(1,334,211)

	291,120	(916,498)

Cash flows from investing activities
Additions to plant and equipment	(128,128)	(52,976)
Additions to other assets	(77,509)	(22,362)
Disposal of plant and equipment on discontinued operations	—	1,388

	(205,637)	(73,950)

Effect of exchange rate changes on cash	—	55,109

Increase in cash and cash equivalents	1,275,302	660,300

Cash and cash equivalents – Beginning of year	762,323	102,023

Cash and cash equivalents – End of year	2,037,625	762,323

See accompanying notes to consolidated financial statements.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops, produces and sells marine electronic chart display instruments, electronic charts and related ship’s bridge equipment for installation on commercial and military vessels, primarily to various government agencies. Collectively, OSIL and its subsidiaries are referred to as the company. The Company’s principal product is the Electronic Chart Precise Integrated Navigation System, or ECPINS®, which reads navigation position inputs from the ship’s instruments and displays the ship’s position continuously on a computer screen against the background of an electronic chart (this is primarily the business of the company’s wholly-owned subsidiary Offshore Systems Ltd. (OSL)). The Company also produces and sells electronic chart data from its own intellectual property base, and other third parties (this is primarily the business of the company’s wholly-owned subsidiary, Offshore Charts Ltd. (OCL)). The Company’s wholly-owned U.S. subsidiary, Offshore Systems International Inc. (OSII), whose operations were discontinued in 2000 (note 15), provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies. The Company’s operations are primarily conducted in Canada.

2	Summary of significant accounting policies

Accounting Principles

These consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated on consolidation. During 2000, the financial position and results of operations of OSII were discontinued and accordingly, the operations related to OSII have been accounted for as a discontinued operation (note 15).

Foreign currency translation

The functional currency for the Company’s Canadian operations is the Canadian dollar. Accordingly, foreign currency denominated balances are remeasured into Canadian dollars. Under this method, monetary assets and liabilities are remeasured into Canadian dollars at rates of exchange in effect at the end of the year. Other assets, revenues and expenses at rates of exchange prevailing at their respective transaction dates. Exchange gains and losses arising from the remeasurement are included in earnings.

The functional currency for the Company’s discontinued United States operations (note 15) is the U.S. dollar. Assets and liabilities of U.S. operations are translated into Canadian dollars at rates of exchange in effect at the end of the year. Revenue and expense items are translated using average exchange rates prevailing during the year. The resulting translation adjustments are included in other comprehensive income.

F-6-1

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are recorded in the financial statements and accompanying disclosures. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Inventory

Raw materials and parts are stated at the lower of cost and replacement value. Work-in-process and manufactured parts are stated at the cost of materials and direct labor applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. Cost is determined on an average cost basis.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Training and development vessel	7
Equipment	20 – 25
Furniture and fixtures	20
Leasehold improvements	20

Other depreciable assets

Other depreciable assets are recorded at cost. Depreciation is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Computer software	33
Patents and licenses	10

Income taxes

The Company accounts for income taxes using the asset and liability method, under which deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance to the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered.

F-6-2

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

Revenue recognition

Revenue from projects for navigation systems is recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labor and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The Company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Revenues from navigation software are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. Revenues are recognized at the time of delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services. The Company does not provide post-contract support as part of its software licensing arrangements. In order to upgrade, a customer must purchase the most up-to-date version at the current market price.

Revenue from systems components and charts services is recognized at the time of delivery of the systems components to the customer has occurred and title has passed or as the services are provided.

Revenue from system repairs and servicing, as well as training and consulting revenue, is recorded as the services are provided.

Unearned revenue

Unearned revenue represents unearned income associated with agreements for the sale of navigation systems and charts subscription agreements where significant vendor obligations remain or payments are received in advance of revenue recognition. As at November 30, 2001, unearned revenue includes $1,171,512 of prepayments from government agencies.

Research and development

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed, are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to technical feasibility that do not meet these criteria are expensed as incurred. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and development costs qualifying for capitalization have been insignificant. Research costs are expensed in the period incurred.

F-6-3

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognized as an expense in the period in which events occur that make the prospect of repayment probable.

Stock-based compensation

For the employee stock option plans, the Company has elected to follow Accounting Principles Board Opinion No. 25—Accounting for Stock Issued to Employees (“APB 25”), and present pro forma information that is required by Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation (“SFAS 123”). APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the Company follows the requirements of SFAS 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Accounting for derivatives

Effective December 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133— Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and its subsequent amendments and interpretations. The adoption of SFAS 133 did not result in any transitional adjustments. The Company does not use derivative instruments for hedging or other purposes, however, certain of the Company’s purchase and sales contracts with international entities are not denominated in the functional currency of either the Company, the customer or the supplier, but rather the US dollar. In accordance with SFAS 133, these contracts have been accounted for as embedded derivatives and the resulting foreign currency rate contracts are separated from the host contracts. Under SFAS 133, derivatives are recorded on the balance sheet at fair value. Unrealized gains and losses resulting from the change in the valuation of embedded derivatives’ fair value are recognized in net earnings as gains and losses arise.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share are computed using the weighted average number of common shares and dilutive common stock equivalents, using the treasury stock method, outstanding during the year.

Investment Tax Credits

The Company is able to claim investment tax credits for certain research and development expenditures including salaries and wages. The investment tax credits are applied against Canadian Federal income taxes payable and may be carried forward for a period of up to seven years. These investment tax credits are

F-6-4

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

accounted for by using the cost reduction method. Under this method, investment tax credits are treated as a reduction of research and development expenses in the period the net deferred tax asset is recognized. A deferred tax allowance to the extent that it is more likely than not that the investment tax credit will not be recovered from income taxes otherwise payable.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year’s financial statement presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued the Statements of Financial Accounting Standards No. 141—Business Combinations “(SFAS 141”), effective July 1, 2001 and No. 142—Goodwill and Other Intangible Assets (“SFAS 142”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives. The company believes the adoption of SFAS 141 and SFAS 142 will not have a material effect on the business, results of operation and financial condition and will adopt the standard on December 1, 2002.

In June 2001, FASB issued the Statement of Financial Accounting Standards No. 143—Accounting for Asset Retirement Obligations (“SFAS 143”), effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the long-lived asset. As the Company currently does not have any asset retirement obligations, the new standard is not expected to have any affect on the business, results of operation and financial condition.

In August 2001, FASB issued the Statement of Financial Accounting Standards No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The Company believes the adoption of SFAS 144 will not have a material effect on the business, results of operation and financial condition and will adopt the standard on December 1, 2002.

F-6-5

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

3	Accounts receivable

	2001 $	2000 $
Trade	2,404,474	1,217,128
Unbilled accounts receivable	340,484	—
Holdbacks	6,631	11,976
Technology Partnerships Canada contribution (note 13)	119,080	251,299
Other	10,150	26,355
Allowance for doubtful accounts	(23,449)	(167,111)

	2,857,370	1,339,647

As at November 30, 2001, government contract receivables were $2,175,275 (2000 – $801,973) and unbilled government contract receivables were $50,983 (2000 – $0).

Analysis of allowance for doubtful accounts	2001 $	2000 $
Balance at beginning of year	167,111	260,600
Charged to (recovered from) costs	(123,216)	47,369
Write off of accounts receivable	(20,446)	(140,858)

Balance at end of year	23,449	167,111

4	Inventory

	2001 $	2000 $
Materials and components	870,354	1,260,133
Work-in-process	—	2,106
Finished goods	—	141,202

	870,354	1,403,441

F-6-6

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

5	Plant and equipment

	2001
	Cost $	Accumulated Depreciation $	Net $
Training and development vessel	234,644	170,091	64,553
Equipment	3,239,503	2,438,863	800,640
Furniture and fixtures	115,309	66,754	48,555
Leasehold improvements	222,196	165,057	57,139

	3,811,652	2,840,765	970,887

	2000
	Cost $	Accumulated Depreciation $	Net $
Training and development vessel	231,280	170,018	61,262
Equipment	3,115,486	2,256,308	859,178
Furniture and fixtures	115,096	54,642	60,454
Leasehold improvements	221,661	150,839	70,822

	3,683,523	2,631,807	1,051,716

Chart acquisitions and development costs are expensed as incurred.

6	Other Assets

	2001
	Cost $	Accumulated Depreciation $	Net $
Other depreciable assets
Computer software	251,936	183,070	68,866
Patents and licenses	57,267	32,287	24,980

	309,203	215,357	93,846

Derivative instrument			50,864

			144,710

F-6-7

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

	2000
	Cost $	Accumulated Depreciation $	Net $
Computer software	225,291	155,844	69,447
Patents and licenses	57,267	29,512	27,755

	282,558	185,356	97,202

The fair value of the derivative instrument is determined by reference to the spot market foreign currency rates at the balance sheet date.

7	Accounts payable and accrued liabilities

	2001 $	2000 $
Trade	226,983	526,624
Accrued employee costs	534,670	380,156
Accrued professional fees	87,765	110,000
Accrued liabilities	246,428	310,518
Derivative instruments	3,034	—
Accrued royalties (note 13)	209,429	151,479

	1,308,309	1,478,777

Analysis of warranty provision (included in accrued liabilities)	2001 $	2000 $
Balance at beginning of year	67,700	215,643
Charged to (recovered from) costs	26,288	(84,096)
Warranty expenditures	(41,052)	(63,847)

Balance at end of year	52,936	67,700

8	Note payable

In 2000, the Company received $125,000 in cash. As consideration, the Company issued a note payable in the amount of $125,000 and 125,000 share purchase warrants as disclosed in note 11. The liability and equity elements of the note payable and warrants have been classified separately in the balance sheet at November 30, 2000. The note payable bears interest at 10% per annum, is unsecured and was paid on October 18, 2001. The warrants issued with the note payable have been separately allocated within shareholders equity. The value allocated to the warrants was estimated using the Black-Scholes valuation model. The proceeds were allocated to the note payable and warrants based on their relative fair values. Assumptions used in the pricing model

F-6-8

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

included: (i) risk free interest rate of 5.0%; (ii) expected volatility of 80%; (iii) an estimated average life of 2 year; and (iv) an expected dividend yield of 0%.

During 2000, the Company also repaid a separate note payable of $150,000, with interest of $10,609, to a company controlled by two directors of the Company.

9	Credit facilities

In September of 2001, the Company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, standby letters of credit, receivables purchase agreement and forward exchange contract facilities. The maximum available to the Company under the operating line, receivables purchase agreement and forward exchange contract facility are $400,000, US$2,500,000 and US$500,000, respectively.

The operating line, which is to be used to finance the Company’s accounts receivable and inventory, bears interest at the chartered bank’s prime lending rate plus 1.25% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line are repayable on demand. The credit facilities are secured by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OCL and OSII. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. The Company has not drawn on these facilities.

As of November 30, 2001, letters of credit, relating principally to customer contracts, amounting to US$1,648,577 have been issued. The Company utilizes letters of credit as security for certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada. Funds drawn on the standby letters of credit are repayable on demand.

The Company entered into a receivables purchase agreement (Agreement) with the same chartered bank. Under the terms of the Agreement, the chartered bank may, at its option, decline to purchase certain of the Company’s accounts receivable for amounts as defined or calculated in the Agreement. The chartered bank has full recourse against the Company and the Company has agreed to indemnify the chartered bank for any losses, caused by conditions outlined in the Agreement, plus interest, in connection with any accounts receivable purchased under the Agreement. Under the Agreement, the Company must meet certain covenants and maintain security as outlined in the credit facilities agreement. There were no accounts receivable purchased at November 30, 2001 and 2000 under the Agreement.

As at November 30, 2001 and 2000, the Company has not drawn on the forward exchange contract facility.

10	Rent payable

During 1999, the Company negotiated a deferral of rent payments under its operating lease for its premises. The deferred rental payments covering the nine-month period commencing August 1, 1999 are payable at an amount of 15% of the Company’s net earnings for fiscal years subsequent to 1999. The total amount of deferred rent expense at November 30, 2001 is $171,667 (2000 – $192,528). The current and noncurrent amounts are determined each period end based on management’s forecasted payments for the next 12 month period.

F-6-9

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

11	Capital stock

Authorized

100,000,000	Common shares without par value

100,000,000
Class A preference shares without par value issuable in series with rights as set by the Company’s Board of Directors, of which 10,000,000 shares are designated series A preference shares, voting, convertible at a 1:1 ratio, with a non-cumulative dividend rate of 1%

100,000,000	Class B preference shares issuable in series with rights as set by the Company’s Board of Directors with a par value of $50 each

Preference Shares

On April 27, 1990, 2,914,654 Class A Series A preference shares were issued to the former shareholders of Offshore Systems Ltd. – a Canadian controlled private company at that time, as part of the reverse takeover transaction of Offshore Systems International Ltd. Subsequent to April 27, 1990, these preference shares are ammended to allow conversion to common shares of Offshore Systems International Ltd. As at November 30, 2001, 58,326 Class A Series A preference shares remain outstanding (2000 – 74,702).

Stock option plans

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. During 2001, the shareholders approved an increase in the number of common shares authorized for grant under the Company’s stock option plans to 7,930,732. The exercise price of options granted pursuant to the plan may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the Board of Directors. Options granted to directors vest immediately and options granted to employees vest one year after the date granted.

Stock-based compensation recorded in the financial statements is as follows:

	2001 $	2000 $
General and administrative	69,000	362,817
Research and development	—	60,388
Sales and marketing	—	31,903

	69,000	455,108

F-6-10

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

The Company applies the intrinsic value method for employee stock options granted as prescribed in APB 25. Had compensation cost been determined using the fair value approach set forth in SFAS 123, the Company’s net loss for the year and loss per share would have been in accordance with the pro forma amounts indicated below:

	2001 $	2000 $
Earnings (loss) for the year	597,739	(151,088)
Additional compensation expense	(716,322)	(672,108)

Pro forma net loss for the year	(118,583)	(823,196)

Pro forma basic and diluted loss per share after discontinued operations	0.00	(0.04)

The pro forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 3.1% and 5.5%; (ii) expected volatility between 75% and 202%; (iii) an estimated average life of 3 years; and (iv) an expected dividend yield of 0%.

A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2001		2000
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Outstanding—Beginning of year	3,237,450	0.54	3,765,740	0.61
Granted	2,293,039	0.40	1,050,000	0.63
Exercised	(1,137,198)	0.37	(868,347)	0.51
Forfeited	(259,527)	0.57	(263,519)	0.52
Expired	(878,574)	0.67	(446,424)	1.68

Outstanding—End of year	3,255,190	0.57	3,237,450	0.54

Exercisable—End of year	2,665,418	0.60	2,446,048	0.62

F-6-11

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

A summary of the Company’s stock options which are outstanding and exercisable at November 30, 2001 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at November 30, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at November 30, 2001	Weighted average exercise price $
0.28 – 0.39	598,274	0.9	0.29	598,274	0.29
0.40 – 0.49	1,221,166	1.8	0.42	631,394	0.41
0.50 – 0.75	470,500	1.9	0.59	470,500	0.59
0.76	755,000	2.4	0.76	755,000	0.76
1.50	210,250	1.8	1.50	210,250	1.50

0.28 – 1.50	3,255,190	1.8	0.57	2,665,418	0.60

Shareholder Rights Plan

On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on May 28, 2001.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-over Bid on a fully informed basis.

Warrants

During 2000, the company issued 125,000 share purchase warrants in connection with a note payable financing (note 8). Each share purchase warrant allows the holder to acquire one common share of the Company at an

F-6-12

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

exercise price of $0.58 per share. The warrants were excisable on the date of issue, October 18, 2000, and expire on October 18, 2002.

12	Earnings (loss) per share

Basic earnings per share	2001 $	2000 $
Net earnings (loss)	597,739	(151,088)
Weighted average number of common shares outstanding	23,842,549	23,050,201

Basic earnings (loss) per share	0.03	(0.01)

Diluted earnings (loss) per share
Net earnings ( loss)	597,739	(151,088)

Weighted average number of common shares outstanding	23,842,549	23,050,201
Dilutive effect of stock options	1,554,472	1,391,543
Dilutive effect of preference shares	58,326	74,702
Dilutive effect of warrants	79,593	10,429

Adjusted weighted average number of common shares outstanding	25,534,940	24,526,875

Diluted earnings (loss) per share	0.02	(0.01)

13	Technology Partnerships Canada

Effective December 23, 1998, the Company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian Federal Government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. In order to receive the financial assistance, the Company must submit claims to TPC for eligible costs. Eligible costs include labor, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the Company is eligible to receive contributions to a maximum of $4,000,177 over the period December 23, 1998 to March 31, 2003. To November 30, 2001, the Company has received $2,759,444. The Company is eligible to claim a further $1,240,733 from December 1, 2001 to March 31, 2003. During 2001, the Company incurred eligible costs of $768,818 (2000 – $1,146,381) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

In addition, the Company is required to pay a royalty of 3% to TPC on all revenues that OSL, the Company’s wholly-owned subsidiary, earns from December 1, 1999 to November 30, 2008. The royalty payments do not relate to the ownership of the intellectual property (IP). Ownership of the IP remains with the Company. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014. The Company accrues royalties when evidence exists that the realization of revenue from customers becomes probable.

F-6-13

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

TPC royalties paid and accrued are as follows:

	2001 $	2000 $
Royalties paid	140,455	—

Accrued royalties
Accrued royalties – current	209,429	151,479
Accrued royalties – long term	240,183	46,637

	449,612	198,116

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

14	Commitments and contingency

The Company has entered into operating leases for its office premises in Canada and for certain equipment. Future minimum lease payments, not including the deferred rent amounts described in note 10, required under non-cancelable lease obligations are as follows:

$
Years ending November 30,
2002	279,751
2003	269,612
2004	259,604
2005	258,161
2006	256,705
Thereafter	171,136

1,494,969

Rent expense amounted to $256,705 in 2001 (2000 – $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2001, the Company paid $73,142 (2000 – $75,793) for these costs.

During 2000, the Company received the preliminary findings of a Canadian government contract audit. In June 1992, the Company entered into a contract with the Canadian Hydrographic Service (the CHS). Under the terms of the contract, the Company received $1,845,925, over a four-year period, relating to certain expenditures made for its electronic chart demonstration project. The preliminary findings of the audit had concluded that approximately $416,000 of project costs were to be clarified. During 2001, the Company received the results of the government contract audit which indicated the Company had overclaimed approximately $95,000 under the program and was to reimburse the Crown. Subsequent to year end, this claim was settled without any repayment by the Company.

F-6-14

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

15	Discontinued operations

Offshore Systems International Inc.

On September 30, 2000 (the measurement date), the Company discontinued the operations of its wholly owned U.S. subsidiary, OSII. OSII provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies. The assets of OSII were substantially disposed of by March 31, 2001 (the disposal date) through a transfer to Offshore Systems Ltd. at their net realizable value of $65,834. Accordingly, the financial position and results of operations related to this business have been accounted for as discontinued operations.

OSII’s financial position as at November 30, 2000 and results of operations for the period from December 1, 1999 to September 30, 2000 were as follows:

$
Current assets	173,073
Current liabilities	66,575
Revenue	1,697,994
Net loss from operations, net of income taxes of $nil	(69,016)

OSII’s revenue for the year ended November 30, 2000 was $1,936,113. The loss on disposal of OSII was $247,657 net of income taxes of $nil. All of OSII’s revenues for the year ended November 30, 2000 were dependent on product sourced from one supplier.

In October 2000, the Company filed a lawsuit against a supplier to OSII in response to this supplier’s decision to terminate its supply agreement with OSII. The Company has also filed a lawsuit against two former employees of OSII and a company of which they are officers. The suit seeks damages on the grounds that these employees interfered with OSII’s contractual relationship with this same supplier. As at November 30, 2001, no amounts have been included in the consolidated financial statements in respect of the two claims described above.

F-6-15

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

16	Deferred income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to U.S. federal income taxes in the U.S.

The income (loss) before income taxes consisted of the following:

	2001 $	2000 $
Canadian income	370,439	165,585
U.S. loss	—	(316,673)

	370,439	(151,088)

The recovery of income tax of $227,300 relates entirely to deferred Canadian income taxes.

The Company has non-capital losses for Canadian income tax purposes of approximately $5,865,389 (2000 – $6,430,108), which are available for carry forward to reduce future year’s taxable income. These losses expire as follows:

	2001 $	2000 $
Year ending November 30
2001	—	566,926
2002	218,028	218,028
2003	242,039	242,039
2004	—	—
2005	2,595,856	2,595,856
2006	2,613,583	2,613,583
2007	193,676	193,676
2008	2,207	—

Total	5,865,389	6,430,108

F-6-16

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

The Company has non-capital losses for U.S. income tax purposes of approximately $1,167,816 (2000 – $1,167,816), which are available for carry forward to reduce future year’s taxable income of the Company’s U.S. subsidiary. These losses expire as follows:

	2001 $	2000 $
Year ending November 30
2018	831,688	831,688
2019	—	—
2020	336,128	336,128

Total	1,167,816	1,167,816

The Company also has investment tax credits of approximately $725,650, which can be used to offset future Canadian income taxes otherwise payable. These tax credits expire as follows:

$
Year ending November 30
2005	111,678
2006	134,394
2007	252,407
2008	227,171

725,650

The Company has capital losses for Canadian income tax purposes of approximately $298,466 (2000 – 298,466), which are available for carry forward to reduce future year’s income from capital gains. These capital losses carry forward indefinitely.

Net deferred tax assets consist of the following:

	2001 $	2000 $
Deferred tax assets
Non-capital loss carry forwards	2,507,051	3,321,328
Net capital loss carry forwards	126,261	161,707
Scientific research and experimental development costs	1,219,437	1,561,783
Investment tax credits	471,037	397,872
Plant and equipment	459,935	480,045
Other	38,472	98,514

	4,822,193	6,021,249
Valuation allowance	(4,594,893)	(6,021,249)

Net deferred tax asset	227,300	—

F-6-17

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2001 $	2000 $
Expected statutory rate	44.62%	45.62%

Expected provision for income tax	165,590	(68,926)
Change in tax rates applied in valuation allowance	1,002,721	—
Change in valuation allowance	(1,426,356)	(131,710)
Effect of foreign tax rate differences	—	24,194
Non-deductible expenses and other	30,745	176,442

	(227,300)	—

The Company believes that sufficient uncertainty exists regarding the realization of deferred tax assets totaling $4,594,893 such that a valuation allowance of the same amount is required against those assets in 2001 and all deferred tax assets in 2000.

Analysis of valuation allowance	2001 $	2000 $
Balance at beginning of year	6,021,249	6,152,959

Reversal of timing differences	(1,199,056)	(131,710)
Recognition of deferred tax asset	(227,300)	—

Balance at end of year	4,594,893	6,021,249

The provision for income taxes is comprised of the following:

	2001 $	2000 $
Income tax recovery
Current	—	—
Deferred (recovery)	(227,300)	—

	(227,300)	—

F-6-18

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

17	Segmented information

The Company’s reportable segments are as outlined in note 1 and below. Accounting policies used by these segments are the same as those described in the summary of significant accounting policies.

	2001
	OSL $	OCL $	Continuing Operations $	OSII $ (discontinued)	Total $
Revenue	6,836,556	1,073,157	7,909,713	—	7,909,713
Technology Partnerships Canada—net	(376,867)	—	(376,867)	—	(376,867)
Interest expense	53,303	2,077	55,380	—	55,380
Income tax recovery	(227,300)		(227,300)		(227,300)
Net earnings	590,100	7,639	597,739	—	597,739
Assets employed	7,143,990	209,519	7,353,509	—	7,353,509
Plant and equipment expenditures	150,861	3,912	154,773	—	154,773
Depreciation	212,051	26,907	238,958	—	238,958

	2000
	OSL $	OCL $	Continuing Operations $	OSII $ (discontinued)	Total $
Revenue	4,706,764	944,901	5,651,665	1,936,113	7,587,778
Inventory write-down	—	—	—	181,405	181,405
Technology Partnerships Canada—net	(948,265)	—	(948,265)	—	(948,265)
Interest expense	210,222	359	210,581	26,753	237,334
Net earnings	112,896	52,689	165,585	(316,673)	(151,088)
Assets employed	4,529,249	10,974	4,540,223	173,073	4,713,296
Plant and equipment expenditures	45,204	38,078	83,282	285	83,567
Depreciation	184,061	28,560	212,621	8,229	220,850

F-6-19

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers and include revenues from discontinued operations. Plant and equipment are reported based on location.

	2001
	Canada $	United States $	Denmark $	Other $	Total $
Revenue	2,765,071	4,090,320	964,931	89,391	7,909,713
Plant and equipment	970,887	—	—	—	970,887

	2000
	Canada $	United States $	Denmark $	Other $	Total $
Revenue	932,452	6,361,227	—	294,099	7,587,778
Plant and equipment	1,051,716	—	—	—	1,051,716

Approximately 88% of revenue for the year ended November 30, 2001 is derived from three ultimate customers at 48%, 28% and 12% respectively (2000 – 48%, 0%, 0%).

18	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar. The Company does not enter into hedge contracts to manage its foreign exchange risks.

Fair value

Financial instruments include cash and cash equivalents, letters of credit, accounts receivable, deposits, accounts payable and accrued liabilities, unearned revenue, rent payable, royalties payable, and note payable. Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets approximate fair value.

Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable which are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to

F-6-20

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2001 and 2000
(amounts expressed in Canadian dollars)

the credit quality of the customers comprising the Company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amounts of these financial instruments.

The Company performs ongoing credit evaluations of its customers’ financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date.

The Company directly markets and supports its products internationally and currently depends on three major ultimate customers. Credit risk related to these three customers is minimal as these customers are government departments in stable, democratic countries.

19	Supplemental cash flow information

	2001 $	2000 $
Cash paid during the period for interest	55,380	210,581

Cash paid during the period for income taxes	—	—

Non-cash financing and investing activities
Inventory transferred to plant and equipment	48,203	277,476

20	Subsequent event

In December 2001, the Company granted 1,014,306 stock options to directors and employees of the Company. These stock options were granted at prices ranging from $0.96 to $1.20 per stock option and are exercisable over three to five years.

F-6-21

F7—F10    Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with United States Generally
Accepted Accounting Principles)
February 28, 2002
(expressed in Canadian dollars)

Offshore Systems International Ltd.
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	February 28, 2002 $	November 30, 2001 $
Assets

Current assets
Cash and cash equivalents	1,249,395	2,037,625
Accounts receivable (note 3)	3,586,840	2,857,370
Inventory (note 4)	1,282,183	870,354
Prepaid expenses and deposits	375,081	245,263
Deferred income taxes	11,700	11,700

	6,505,199	6,022,312

Deferred income taxes	313,590	215,600

Plant and equipment	960,015	970,887

Other assets (note 5)	239,747	144,710

	8,018,551	7,353,509

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	2,156,949	1,308,309
Unearned revenue	1,213,923	1,750,430
Rent payable	40,366	40,366

	3,411,238	3,099,105

Accrued long term royalties	126,000	240,183

Rent payable	131,301	131,301

	3,668,539	3,470,589

Capital stock

Authorized
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative, convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series
100,000,000 common shares without par value

Issued and outstanding
58,326 Class A preference shares – series A (2001 – 58,326)	58,326	58,326
25,048,099 common shares (2001 – 24,694,549)	18,657,059	18,495,737

	18,715,385	18,554,063

Warrants	16,350	27,250

Additional paid-in capital	284,652	269,900

Accumulated foreign exchange adjustment	110,800	110,800

Deficit	(14,777,175)	(15,079,093)

	4,350,012	3,882,920

	8,018,551	7,353,509

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statements of Earnings, Deficit and Comprehensive Earnings (unaudited)
For the three month period ended February 28, 2002 and 2001
(expressed in Canadian dollars)

	2002 $	2001 $
Revenue
Systems and system components	2,547,314	1,447,009
Software	250,040	—
Charts	379,272	436,817
Other	102,250	5,538

	3,278,876	1,889,364

Cost of sales	1,602,137	857,087

Gross profit	1,676,739	1,032,277

Expenses
General and administrative	642,974	497,577
Research and development	338,559	285,763
Sales and marketing	434,006	287,084
Depreciation	57,641	64,938
Interest	1,745	6,683
Foreign exchange (gain)	(50,211)	(11,754)
Technology Partnerships Canada royalty	237,042	56,893
Technology Partnerships Canada contribution	(188,945)	(188,635)

	1,472,811	998,549

Earnings before income taxes	203,928	33,728

Deferred income tax recovery	97,990	—

Net earnings for the period	301,918	33,728

Deficit – Beginning of period	(15,079,093)	(15,676,832)

Deficit – End of period	(14,777,175)	(15,643,104)

Basic net earnings (loss) per share	0.01	0.00

Diluted net earnings (loss) per share	0.01	0.00

Weighted average number of common shares outstanding – basic	24,742,393	23,552,596

Weighted average number of common shares outstanding – diluted	27,020,592	25,534,940

	2002 $	2001 $
Net Earnings for the period	301,918	33,728

Comprehensive earnings	301,918	33,728

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statements of Cash Flows (unaudited)
For the three month period ended February 28, 2002 and 2001
(expressed in Canadian dollars)

	2002 $	2001 $
Cash flows from operating activities
Net earnings (loss) for the period	301,918	33,728
Items not affecting cash
Depreciation	57,641	64,938
Compensation on stock options	14,752	17,250

Changes in non-cash working capital items
Accounts receivable	(729,470)	311,328
Inventory	(411,829)	(197,571)
Prepaid expenses and deposits	(129,818)	(9,868)
Deferred income taxes	(97,990)	—
Accounts payable and accrued liabilities	848,640	(773,983)
Unearned revenue	(536,507)	(70,427)
Accrued long term royalties	(114,183)	(46,637)

	(796,846)	(671,242)

Cash flows from financing activities
Issue of common shares	150,422	27,960

Cash flows from investing activities
Additions to plant and equipment	(35,840)	(4,423)
Additions to other assets	(105,966)

	(141,806)	(4,423)

Effect of exchange rate changes on cash	—	28,730

Increase in cash and cash equivalents	(788,230)	(618,975)

Cash and cash equivalents – Beginning of period	2,037,625	762,323

Cash and cash equivalents – End of period	1,249,395	143,348

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

1	Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidaries, collectively referred to as the Company. These financial statements have been prepared by the Company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in the United States for annual financial statements. These unaudited notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company’s Annual Report for the years ended November 30, 2001 and 2000 on the United States Securities and Exchange Commission Form 20-F Registration Statement.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments which include only normal, recurring adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Significant accounting policies

These interim unaudited consolidated financial statements and accompanying unaudited notes are prepared in accordance with GAAP in the United States using the same accounting policies and methods of application as those disclosed in note 2 of the Company’s audited financial statements for the year November 30, 2001 referenced above in note 1.

3	Accounts receivable

	February 28, 2002 $	November 30, 2001 $
Trade	992,405	2,404,474
Unbilled accounts receivable	2,434,431	340,484
Holdbacks	—	6,631
Technology Partnerships Canada contribution	87,282	119,080
Other	89,731	10,150
Allowance for doubtful accounts	(17,009)	(23,449)

	3,586,840	2,857,370

As at February 28, 2002, government contract receivables were $820,072 (November 30, 2001 – $2,175,275) and unbilled government contract receivables were $2,456,835 (November 30, 2001 – $50,983).

F-10-1

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

4	Inventory

	February 28, 2002 $	November 30, 2001 $
Materials and components	1,282,183	870,354

	1,282,183	870,354

5	Other Assets

	February 28, 2002
	Cost $	Accumulated Depreciation $	Net $
Other depreciable assets
Computer software	313,924	193,374	120,550
Patents and licenses	57,267	32,912	24,355

	309,203	215,357	144,905

Derivative instrument			94,842

			239,747

	November 30, 2001
	Cost $	Accumulated Depreciation $	Net $
Other depreciable assets
Computer software	251,936	183,070	68,866
Patents and licenses	57,267	32,287	24,980

	309,203	215,357	93,846

Derivative instrument			50,864

			144,710

F-10-2

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

6	Accounts payable and accrued liabilities

	February 28, 2002 $	November 30, 2001 $
Trade	792,271	226,983
Accrued employee costs	685,750	534,670
Accrued professional fees	40,065	87,765
Accrued liabilities	258,953	246,428
Derivative instrument	32,960	3,034
Accrued royalties	346,950	209,429

	2,156,949	1,308,309

7	Earnings per share

Basic earnings per share	2002 $	2001 $

Net earnings	301,918	33,728

Weighted average number of common shares outstanding	24,742,393	23,552,596

Basic earnings per share	0.01	0.00

Diluted earnings per share

Net earnings	301,918	33,728

Weighted average number of common shares outstanding	24,742,393	23,552,596

Dilutive effect of stock options	2,157,186	561,089

Dilutive effect of warrants	58,326	58,326

Dilutive effect of warrants	62,687	62,500

Adjusted weighted average number of common shares outstanding	27,020,592	24,234,511

Diluted earnings per share	0.01	0.00

F-10-3

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

8	Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies.

	February 28, 2002
	OSL $	OCL $	Total $
Revenue	2,899,604	379,272	3,278,876
Technology Partnerships Canada – net	48,097	—	48,097
Interest expense	1,480	265	1,745
Income tax recovery	(97,990)	—	(97,990)
Net earnings	245,881	56,037	301,918
Plant and equipment expenditures	35,840	—	35,840
Depreciation	47,811	9,830	57,641

	February 28, 2001
	OSL $	OCL $	Total $
Revenue	1,495,397	393,967	1,889,364
Technology Partnerships Canada – net	(131,742)	—	(131,742)
Interest expense	6,351	332	6,683
Net earnings	(68,212)	101,940	33,728
Plant and equipment expenditures	4,423	—	4,423
Depreciation	58,356	6,582	64,938

	February 28, 2002
	OSL $	OCL $	Total $
Assets employed	7,528,466	490,085	8,018,551

	November 30, 2001
	OSL $	OCL $	Total $
Assets employed	7,143,990	209,519	7,353,509

F-10-4

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers and include revenues from discontinued operations. Plant and equipment are reported based on location.

Revenue	February 28, 2002 $	February 28, 2001 $
Canada	1,855,429	370,352
United States	803,594	1,519,012
Denmark	619,853	—

Total	3,278,876	1,889,364

Plant and equipment	February 28, 2002 $	November 30, 2001 $
Canada	960,015	970,887

9	Supplemental cash flow information

	2002 $	2001 $
Cash paid during the period for interest	2,140	1,580

Cash received for interest	554	—

Cash paid during the period for income taxes	—	—

Non-cash financing and investing activities
Inventory transferred to plant and equipment	46,263	—

10	Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued the Statements of Financial Accounting Standards No. 141—Business Combinations “(SFAS 141”) effective July 1, 2001 and No. 142—Goodwill and Other Intangible Assets (“SFAS 142”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives. The Company believes the adoption of SFAS 141 and SFAS 142 will not have a material effect on the business, results of operation and financial condition and will adopt the standard on December 1, 2002.

F-10-5

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements (unaudited)
February 28, 2002
(amounts expressed in Canadian dollars)

In June 2001, FASB issued the Statement of Financial Accounting Standards No. 143—Accounting for Asset Retirement Obligations (“SFAS 143”), effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the long-lived asset. As the Company currently does not have any asset retirement obligations, the new standard is not expected to have any affect on the business, results of operation and financial condition.

In August 2001, FASB issued the Statement of Financial Accounting Standards No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The Company believes the adoption of SFAS 144 will not have a material effect on the business, results of operation and financial condition and will adopt the standard on December 1, 2002.

F-10-6